 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1997

                                                REGISTRATION NO. 333-17783
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                              U.S. RENTALS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            DELAWARE                           7353                   94-3061974
   (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATON)    CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                         1581 CUMMINS DRIVE, SUITE 155
                           MODESTO, CALIFORNIA 95358
                                (209) 544-9000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               JOHN S. MCKINNEY
                         1581 CUMMINS DRIVE, SUITE 155
                           MODESTO, CALIFORNIA 95358
                                (209) 544-9000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

           KENT V. GRAHAM, ESQ.                   BRYANT B. EDWARDS, ESQ.
          O'MELVENY & MYERS LLP                      LATHAM & WATKINS
   1999 AVENUE OF THE STARS, SUITE 700       633 WEST FIFTH STREET, SUITE 4000
      LOS ANGELES, CALIFORNIA 90067            LOS ANGELES, CALIFORNIA 90071
              (310) 246-6820                          (213) 485-1234

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                            PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                       MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE    OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED           REGISTERED       PER SHARE      PRICE(1)       FEE
-----------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share......... 11,500,000 Shares     $21.00     $241,500,000  $73,182(2)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Of this amount, $62,728 was paid with original filing and $10,454 is being paid with this amendment.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) IF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains a Prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 8,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of U.S. Rentals, Inc. (9,500,000 shares if the U.S. Underwriters' over-allotment option is exercised in full), together with separate Prospectus pages relating to a concurrent offering outside the United States and Canada of an aggregate of 2,000,000 shares of Common Stock (the "International Offering"). The complete Prospectus for the U.S. Offering follows immediately. After such Prospectus are the following alternate pages for the International
Offering: a front cover page, a "Certain United States Federal Tax Consequences to Non-United States Holders of Common Stock" section and a back cover page. All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED JANUARY 28, 1997
    , 1997

                             10,000,000 SHARES

                            [LOGO OF U.S. RENTALS]

                                  COMMON STOCK

  All of the 10,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by U.S. Rentals, Inc. Of the 10,000,000 shares of Common Stock offered by the Company, 8,000,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange upon notice of issuance under the symbol "USR."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                          PRICE   UNDERWRITING    PROCEEDS
                                          TO THE  DISCOUNTS AND    TO THE
                                          PUBLIC COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share................................   $           $             $
Total (3)................................ $           $             $
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $1,350,000.

(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York, on or about      , 1997.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                                                            SALOMON BROTHERS INC

  Map of United States with dots indicating the locations of the Profit Centers. The dots are located primarily in the Western and Southwestern states. Below the map on the left side of the page is a picture of a delivery truck transporting rental equipment. On the far right side of the page there are two columns that list the location of each Profit Center.

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

A picture in the middle of the page has numerous workers standing with various pieces of rental equipment. A picture of an overview of a Profit Center is below the center picture.

Pictures on the left side of the first fold out page are, from top to bottom: a crane truck at a construction site; an overview of a Profit Center; an excavator working by a water inlet; and a construction worker using a tamper.

Pictures on the right side on the second fold out page are, from top to bottom: a bulldozer at a work site; a Bobcat at a work site; a motor grader at a work site; and an overview of a Profit Center.

The background of the fold out page is a ghosted picture of a motor grader.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information, including "Risk Factors" and the Combined Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Offering Related Transactions described below, (ii) assumes no exercise of the over-allotment option granted to the U.S. Underwriters as described in "Underwriting" and (iii) assumes an initial public offering price of $20.00 per share of Common Stock of the Company, the midpoint of the offering price range set forth on the cover of this Prospectus. Unless otherwise indicated, all references to the "Company" and "U.S. Rentals" refer to U.S. Rentals, Inc. and its predecessor (the "Predecessor"). See "Offering Related Transactions."

                                  THE COMPANY

  U.S. Rentals is the second largest equipment rental company in the United States based on 1995 rental revenues. The Company currently operates 80 equipment rental yards ("Profit Centers") in 11 states and in 1996 generated an average of approximately 95,000 rental contracts per month from a diverse base of customers including commercial and residential construction, industrial and homeowner customers. Management estimates that more than 200,000 customers did business with the Company in 1996. U.S. Rentals owns more than 60,000 pieces of rental equipment, comprised of approximately 600 equipment types, including aerial work platforms, forklifts, paving and concrete equipment, compaction equipment, air compressors, hand tools and plumbing, landscaping and gardening equipment. Management believes that the Company's fleet, which had a weighted average age of approximately 28 months and an original equipment cost of approximately $367.7 million at December 31, 1996, is one of the most comprehensive and well-maintained equipment rental fleets in the industry. U.S. Rentals also sells new equipment manufactured by nationally known companies, used equipment from its rental fleet and rental-related merchandise, parts and supplies.

  The Company's strategic objective is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals routinely evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. The Company has grown internally through the expansion of its equipment fleet at existing locations and through the integration of 28 start-up and acquired equipment rental yards since January 1992. As a result of the Company's strategy, total revenues increased to $305.8 million in 1996 from $120.2 million in 1992, a compound annual growth rate of 26.3%. During the same period, operating income before non-rental depreciation increased to $49.7 million from $11.7 million, a compound annual growth rate of 43.6%. U.S. Rentals has been profitable in every year since 1984.

  U.S. Rentals attributes its leadership position in the equipment rental industry primarily to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program available to all levels of employees, a strong emphasis on personalized customer service and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. The Company's bottoms-up management structure allows each Profit Center manager to tailor the equipment fleet to the local market, make equipment fleet purchases and sales and pricing and staffing decisions. Corporate headquarters coordinates equipment purchases and supports Profit Center managers by providing capital, accounting, internal audit, risk management and other services to each Profit Center. The Company's unique incentive-based profit sharing program does not limit employee compensation. This program motivates Profit Center managers to act as entrepreneurs, to purchase only equipment that can be profitably deployed, to sell rental equipment from the fleet as maintenance costs increase or as rental demand for such equipment decreases and to minimize operating expenses. In 1996, managers of profitable locations earned an average of approximately 92% of their base salaries in profit sharing compensation. Management believes that its innovative operating and compensation philosophy significantly contributed to same Profit Center revenue growth of 20.0% and 17.1% in 1995 and 1996, respectively.

                                    INDUSTRY

  The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. Equipment available for rent ranges from small hand tools costing less than $100 to large earth-moving equipment costing over $200,000. According to a survey conducted for 1995 and published in 1996 by the Associated Equipment Distributors ("AED"), an industry trade association, the United States equipment rental industry has grown from approximately $610 million in annual revenues in 1982 to an estimated $15 billion in annual revenues in 1995, a compound annual growth rate of approximately 28%. Management believes that this growth reflects, in part, increased outsourcing trends by commercial and industrial construction customers that increasingly seek to reduce their capital invested in equipment and to reduce the costs associated with maintaining and servicing such equipment. While equipment users traditionally have rented equipment for specific purposes, such as supplementing capacity during peak periods and in connection with special projects, the convenience and cost-saving factors of utilizing rental equipment have encouraged customers to look to suppliers such as the Company as ongoing, comprehensive sources of equipment. Management believes that demand for rental equipment by the commercial and industrial segments will continue to increase as these customers continue to outsource non-core operations. A survey conducted by The CIT Group for 1995 and published in 1996 showed that commercial construction contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996, from an estimated 5% in 1995.

  The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses serving discrete local markets and a small number of multi-yard regional and multi-regional operators. According to a May 1996 article published by Rental Equipment Register, an industry trade magazine, the 100 largest rental equipment companies, based on 1995 rental revenue, represented less than 20% of total industry rental revenue estimated at $15 billion. Management believes that an estimated 85% of the approximately 20,000 equipment rental operators in the United States have fewer than five locations and, therefore, believes the equipment rental industry offers substantial consolidation opportunities for large, well-capitalized rental companies such as U.S. Rentals. Relative to smaller competitors, multi-regional operators such as the Company benefit from several competitive advantages, including access to capital, the ability to offer a broad range of modern equipment, purchasing power with equipment suppliers, sophisticated management information systems, national brand identity and the ability to service national accounts. In addition, management believes multi-regional operators such as the Company are less sensitive to local economic downturns.

                               BUSINESS STRATEGY

  U.S. Rentals' strategic objective is to continue its profitable growth in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals routinely evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. Primarily due to its entrepreneurial, decentralized organizational structure that focuses on bottoms-up management and an innovative profit-driven compensation program, the Company has been profitable each of the past 12 years. Specifically, U.S. Rentals' business strategy centers upon the following factors:

  Profitable Expansion. The Company strives to operate the most profitable equipment rental yards in each of its markets. Management believes U.S. Rentals is well positioned to be a leader in the consolidation of the highly fragmented equipment rental industry. Management believes that there are numerous attractive acquisition opportunities available and that the Company's reputation, stability, access to capital, sophisticated management information systems and operating expertise provide competitive advantages in making acquisitions. These strengths allow U.S. Rentals to (i) quickly integrate acquired companies into its information systems and operating structure,
(ii) realize synergies in the form of reduced overhead and lower costs through greater purchasing power and (iii) significantly enhance revenue by supplying acquired yards with additional equipment to optimize the mix of rental equipment and modernize the fleet. In addition, the Company will open new rental yards when a suitable business is not available for acquisition on favorable terms. Pursuant to this strategy, U.S.

Rentals has acquired 15 rental yards and has opened 13 start-up rental yards since January 1, 1992. The Company routinely analyzes potential acquisitions of rental yards but is not currently a party to any material acquisition agreement.

  Market Leadership. Management believes that U.S. Rentals has a leading market position in most of the markets in which its Profit Centers have been open for more than one year. The Company has been able to create this leadership position by capitalizing on its substantial competitive advantages, which include offering personalized customer service, flexible rental terms, seven-days-a-week operating hours and a diverse and modern equipment rental fleet specifically tailored to the needs of local customers. Further, U.S. Rentals' historical strength has been in small and medium-sized markets that the Company believes are not well served by its competition.

  Extensive Customer Base. In 1996 U.S. Rentals generated an average of approximately 95,000 customer contracts per month from a diverse customer base. Management estimates that more than 200,000 customers did business with the Company in 1996. Historically, U.S. Rentals has served a large number of small and medium-sized customers, which the Company believes are not well served by its competition. The Company is also increasing its emphasis on multi-regional and national customers through its national accounts program. In addition to the Company's strong brand name recognition, comprehensive and modern equipment rental fleet, well-located rental yards and competitive pricing, management believes that the Company's customers value the convenience of U.S. Rentals Profit Centers' seven-days-a-week operating hours and flexible rental terms. Further, U.S. Rentals offers its customers "one-stop shopping" through the sale of rental-related merchandise, parts and supplies, sales of new and used equipment and maintenance and delivery services.

  Innovative, Decentralized Operating Philosophy. U.S. Rentals' decentralized operating philosophy encourages entrepreneurial behavior at each Profit Center and rewards managers and employees through a profit-driven incentive compensation program. Profit Center managers are given the necessary freedom and flexibility to operate their respective equipment rental yards to maximize profits. Each Profit Center manager is responsible for every aspect of a yard's operation, including establishing rental rates, selecting equipment and determining employee compensation. Managers and employees of profitable locations are rewarded by the Company's profit sharing program that is based on each location's operating income in excess of a pre-determined return on its net assets. In 1996, managers of profitable locations earned an average of approximately 92% of their base salaries in profit sharing compensation.

  Strong Internal Controls. U.S. Rentals balances its decentralized organizational structure and entrepreneurial operating philosophy with extensive systems and procedures to monitor and track the performance of each Profit Center. The Company's proprietary management information systems, including the Company's point-of-sale ("POS") system, allow management and Profit Center managers to review all aspects of each Profit Center's business and assist management in closely monitoring and quickly reacting to opportunities to increase profits at each Profit Center. These systems are used to open customer accounts, generate rental contracts, track equipment usage, report customer credit histories, compile accounts receivable aging reports and monitor monthly profitability. Seven internal auditors monitor and ensure adherence to the Company's well-established, disciplined and documented policies and procedures. In addition, six independent division credit offices review and approve all credit applications submitted to the Profit Centers. Management believes that the Company's strong internal controls and proprietary management information systems lower overall costs and increase profitability for the Company.

  Attracting, Motivating and Retaining the Best People in the Industry. Through its decentralized, entrepreneurial approach and innovative profit sharing program, the Company believes it has generally been able to attract, motivate and retain the most successful, experienced group of employees in the industry. Management believes U.S. Rentals' successful employees are more highly compensated than those of its competitors because of the Company's unique profit sharing program. As a result, the Company has had voluntary turnover of only two Profit Center managers during the past five years. In addition, U.S. Rentals' senior operating management, which has an average of 21 years of rental industry experience, is among the most experienced in the industry. William F. Berry, the Company's 44-year old President and Chief Executive Officer, has over 30 years of experience in the equipment rental business and has worked in numerous operational and managerial capacities in the Company during his career.

  The Company was incorporated in Delaware in November 1987 but has not had operations prior to the Offerings. See "Offering Related Transactions." The Company's principal executive offices are located at 1581 Cummins Drive, Suite 155, Modesto, California 95358, and its telephone number is (209) 544-9000.

                                 THE OFFERINGS

Common Stock offered hereby:

  U.S. Offering ..................     8,000,000 shares
  International Offering .........     2,000,000 shares
                                      -----------------
    Total.........................    10,000,000 shares
                                      =================
Common Stock to be outstanding after
 the Offerings....................    30,748,975 shares(a)
Use of proceeds ..................    The estimated net proceeds to the Company of
                                      $186.2 million from the Offerings will be used
                                      to repay substantially all outstanding
                                      indebtedness of the Company, pay related
                                      prepayment penalties and for working capital and
                                      general corporate purposes, including possible
                                      future acquisitions. See "Use of Proceeds."
New York Stock Exchange symbol....    USR

--------------------

(a) Excludes 4,600,000 shares reserved for future issuance under the Company's 1997 Performance Award Plan (the "1997 Plan"). See "Management--Employment Agreements" and "--1997 Performance Award Plan."

                             SUMMARY FINANCIAL DATA

  The following summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto, included elsewhere in this Prospectus.

                                            YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------
                                                                                    PRO FORMA
                                                                                  AS ADJUSTED(A)
                            1992      1993      1994      1995         1996            1996
                          --------  --------  --------  --------     --------     --------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........  $120,172  $143,582  $187,758  $242,847     $305,837        $305,837
Gross profit............    27,213    36,129    55,151    74,975       85,616          85,616
Operating income........     8,638    12,686    23,786    38,022 (b)   42,154 (b)      43,678
Other income (expense),
 net....................       782       (31)     (242)   (1,620)        (665)(c)          62
Interest income
 (expense), net.........     1,219     1,236    (1,060)   (5,310)      (8,031)            (13)
Income before income
 taxes..................    10,639    13,891    22,484    31,092       33,458          43,727
Income taxes............       529       405       499       468          374          17,598
Net income..............    10,110    13,486    21,985    30,624       33,084
Pro forma net income(d).     6,318     8,181    13,263    18,312       20,002          26,129
Pro forma net income per
 share..................                                                                 0.85
BALANCE SHEET DATA (END
 OF PERIOD):
Rental equipment, net...  $ 49,326  $ 65,606  $112,563  $152,848     $205,982        $205,982
Total assets............   102,085   125,390   187,525   245,184      324,448         296,895
Total debt..............    31,392    48,419    84,751   105,696      186,710             500
Total stockholder's
 equity.................    51,739    48,608    57,951    83,077       80,730         233,834
SELECTED OPERATING DATA:
Gross equipment capital
 expenditures...........  $ 24,279  $ 42,892  $ 83,157  $ 88,861     $119,348        $119,348
Rental equipment
 depreciation...........    20,231    24,300    33,754    43,885       56,105          56,105
Non-rental depreciation.     3,060     3,294     4,092     5,513        7,528           7,528
Profit Centers (end of
 period)................        57        57        65        71           80              80
Same Profit Center
 revenue growth(e)......       2.6%     16.0%     23.5%     20.0%        17.1%           17.1%

--------------------

(a) Gives effect to (i) the Offering Related Transactions, (ii) the sale of 10,000,000 shares of Common Stock in the Offerings (assuming no exercise of the U.S. Underwriters' over-allotment option) at an assumed initial public offering price of $20.00 per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the Offerings, (iv) change from S corporation income tax expense to C corporation income tax expense and recording of the related deferred tax liabilities and (v) termination of deferred incentive compensation agreements with certain employees. See "Offering Related Transactions," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

(b) Operating income for the years ended December 31, 1995 and 1996 includes $645,000 and $1,524,000 of non-recurring compensation expense related to the Predecessor's deferred incentive compensation agreements that were terminated in January 1997. See "Certain Transactions--Offering Related Agreements."

(c) Includes $1,300,000 of non-recurring expense from non-operating assets of the Predecessor not transferred to the Company as part of the Offering Related Transactions.

(d) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented. See "Offering Related Transactions."

(e) Same Profit Center revenue growth is calculated based on the change in total revenues of all Profit Centers open as of the beginning of the preceding fiscal year.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock.

ECONOMIC CONDITIONS; GEOGRAPHICAL CONCENTRATION

  The Company believes that the equipment rental industry is sensitive to economic and competitive conditions, including national, regional and local changes in construction and industrial activity. Most of U.S. Rentals' revenues are derived from customers in industries that are cyclical in nature and subject to changes in general economic conditions. The Company's operating results may be adversely affected by events or conditions in a particular region, such as regional economic slowdowns, adverse weather and other factors. Although the Company operates in 11 states, the Company derived approximately 59.5% and 18.0% of its total revenues from its California and Texas locations, respectively, in 1996. Thus, a significant economic downturn in California or Texas may have a material adverse effect on the Company's operating results. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity. There can be no assurance that changes in economic conditions will not have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

  The equipment rental industry is highly fragmented and very competitive. The Company's competitors include national and multi-regional companies, regional competitors that operate in a small number of states, small, independent businesses with a small number of local rental locations and equipment vendors and dealers that both sell and rent equipment directly to customers. Certain of the Company's competitors may have greater financial resources, are more geographically diverse and have greater name recognition than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants. There can be no assurance that manufacturers of the equipment that the Company rents will not commence or increase their efforts to rent or sell such equipment directly to the Company's customers. In addition, to the extent existing or future competitors seek to gain or retain market share by reducing prices, the Company might be required to lower its prices, thereby affecting operating results. Existing or future competitors also may seek to compete with the Company for acquisition candidates, which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Business--Competition."

RISKS RELATING TO GROWTH

  A principal component of the Company's strategy is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. The Company's future growth will be dependent upon a number of factors including the Company's ability to identify acceptable acquisition candidates and suitable start-up locations, consummate acquisitions and obtain sites for start-up locations on favorable terms, successfully integrate acquired businesses and start-up locations with the Company's existing operations, expand its customer base at existing and acquired locations and obtain financing to support expansion. Historically, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operations and there can be no assurance that future acquired businesses and start-up locations will become profitable within their first several years of operations, if at all, or achieve the results anticipated by the Company. There can be no assurance that the Company will successfully expand or that any expansion will result in profitability. The failure to identify, evaluate and integrate acquired businesses and start-up locations effectively could adversely affect the Company's operating results, possibly causing adverse effects on the market price of the Common Stock. In addition, the results achieved to date by the Company may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets. Further, the Company's emphasis on long-term business strategy may result in reduced profitability in the short-term, and there can be no assurance that its long-term strategy will result in increased profitability.

  As a result of acquisitions and the opening of start-up locations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. To manage this expected growth, the Company intends to invest further in its operating and financial systems and to continue to expand, train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain such employees and to improve such systems and controls will be sufficient. See "Business-- Business Strategy."

DEPENDENCE ON KEY PERSONNEL

  The Company's future performance and development will depend to a great extent on the efforts and abilities of certain members of senior management, particularly William F. Berry, President and Chief Executive Officer, and John
S. McKinney, Vice President--Finance and Chief Financial Officer. The loss of service of one or more members of senior management could have a material adverse effect on the Company's business. The Company uses several methods to retain key employees, including employment agreements with Messrs. Berry and McKinney. However, the Company does not maintain key man insurance for any of its employees. The Company's ongoing success also will depend on its continuing ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER

  Upon consummation of the Offerings, Richard D. Colburn (the "Principal Stockholder") will beneficially own approximately 67.5% of the outstanding Common Stock (64.3% if the U.S. Underwriters' over-allotment option is exercised in full), and will have the same percentage of the overall voting power of the Company. Accordingly, he will be able to elect all of the directors and exercise significant control over the business, policies and affairs of the Company. Similarly, he will be in a position to prevent a takeover of the Company by one or more third parties, or sell or otherwise transfer his stock to a third party, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal Stockholders."

QUARTERLY FLUCTUATIONS AND SEASONALITY

  The Company's revenues and operating results historically have fluctuated from quarter to quarter, and the Company expects them to continue to do so in the future. These fluctuations have been and will be caused by a number of factors, including seasonal rental patterns of the Company's customers (principally due to the effect of weather on construction activities), general economic conditions in the Company's markets, the timing of acquisitions and the development of start-up locations and related costs, the effectiveness of integrating acquired businesses and start-up locations, and the timing of capital expenditures for new rental equipment. The Company incurs substantial costs in establishing or integrating newly acquired or start-up locations, and the profitability of a new location is generally lower in the first year of operations than in subsequent years of operations. These factors, among others, make it likely that in some future quarters the Company's results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

  In addition, the Company will incur non-recurring charges of approximately $29.0 million during the first quarter of 1997 as a result of the termination of the Predecessor's deferred incentive compensation agreements prior to the Offerings, the establishment of a deferred tax liability and the associated charges resulting from the termination of the Predecessor's election to be treated as an S corporation for tax purposes and for an expense related to prepayment penalties on indebtedness to be repaid with proceeds from the Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results," "Certain Transactions--Offering Related Agreements" and Note 9 of notes to Combined Financial Statements.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

  The Company's operations are subject to various federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that the Company's locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to liability to third parties even if the Company has been indemnified by third parties against such liabilities. There also can be no assurance that environmental contamination does not currently exist at any of the Company's locations from prior activities at such locations or from neighboring properties. The Company dispenses petroleum products from above-ground storage tanks at a majority of its Profit Centers. The remainder of its Profit Centers dispense petroleum products from underground storage tanks. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The actual cost of remediating environmental conditions may be different from that anticipated by the Company due to the difficulty in estimating such cost and due to potential changes in the status of legislation and state reimbursement programs. Phase I environmental assessments on a number of recently acquired facilities indicated the possibility of releases of hazardous materials at those facilities, but the Company has not determined whether releases actually have occurred or whether remediation will be required. In addition, the Company believes that hazardous substances currently requiring remediation are present at seven of its facilities. The Company has applied or is applying for governmental determinations that remediation has been completed at four of such locations and is undertaking or anticipates undertaking remediation at the three other facilities. No assurance can be given that such governmental determinations will be issued without first requiring additional remediation or monitoring. Management believes that the Company is also responsible (pursuant to the terms of certain of its leases) for any required remediation of seven double-walled underground storage tanks. The Company also uses other hazardous materials in the ordinary course of its business. In addition, the Company generates and disposes of hazardous waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Business--Governmental and Environmental Regulation."

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

  Expansion of the Company through acquisitions, development of start-up locations and growth at existing locations will require significant capital expenditures. To remain competitive, the Company must provide its customers with relatively new, high-quality, well-maintained equipment and rental facilities, requiring continual capital expenditures. The Company historically has financed capital expenditures, acquisitions and start-up locations primarily through internally generated cash flow, bank borrowings and proceeds from privately placed notes (the "Senior Notes"). To implement its strategy and meet its capital needs, the Company will incur indebtedness and may issue additional equity securities (which could result in dilution to the purchasers of Common Stock offered hereby). Such additional indebtedness will increase the Company's leverage, may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. Failure by the Company to obtain sufficient additional capital in the future could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LIABILITY AND INSURANCE

  The Company's business exposes it to claims for personal injury or death resulting from the use of equipment rented or sold by the Company, from injuries caused in motor vehicle accidents in which Company delivery and service personnel are involved, as well as workers' compensation claims and other employment-related claims by the Company's employees. The Company carries substantial coverage for product liability, general and automobile liability and employment-related claims from various national insurance carriers. Such coverage ranges from $3 million to $50 million per occurrence. However, claims under $3 million and certain types of claims such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, are generally not covered by the Company's insurance. There can be no assurance that existing or future claims will not exceed the level of the Company's insurance, that the Company will have sufficient capital available to pay any uninsured claims, or that its insurance will continue to be available on economically reasonable terms, if at all. See "Business--Legal Proceedings."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") include provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of stockholders. These provisions include the ability of the Board of Directors to issue up to 10,000,000 shares of preferred stock (the "Preferred Stock") without any further stockholder approval, a provision under which only the Board of Directors may call meetings of stockholders, and certain advance notice procedures for nominating candidates for election to the Board of Directors. Issuance of Preferred Stock could also discourage bids for the Common Stock at a premium as well as create a depressive effect on the market price of the Common Stock. In addition, under certain conditions,
Section 203 of the Delaware General Corporation Law (the "DGCL") would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years unless the business combination is approved in a prescribed manner. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop as a result of the Offerings or, if a trading market does develop, that it will be sustained or that the shares of Common Stock could be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will actually trade after the Offerings. After completion of the Offerings, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by securities analysts, the degree of success the Company achieves in implementing its business strategy, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon consummation of the Offerings, the Company will have outstanding an aggregate of 30,748,975 shares of Common Stock (32,248,975 shares if the U.S. Underwriters' over-allotment option is exercised in full). Future sales of substantial amounts of Common Stock by the Principal Stockholder after the Offerings, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of Preferred Stock. The Company also intends to register 4,600,000 shares of Common Stock reserved for issuance under the 1997 Plan as soon as practicable following the consummation of the Offerings. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the Offerings and could have a dilutive effect on earnings per share. The Company currently has no plans to designate and/or issue any shares of Preferred Stock.

  The Company, the Predecessor and the Principal Stockholder, subject to certain exceptions described in "Underwriting," have agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such capital stock, or to cause a registration statement covering any shares of capital stock to be filed, for a period of 180 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Predecessor is entitled to certain rights to register its shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), for resale, at the expense of the Company. The Predecessor may also sell shares under Rule 144 of the Securities Act. See "Management--1997 Performance Award Plan," "Certain Transactions--Registration Rights," "Description of Capital Stock," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

SUBSTANTIAL AND IMMEDIATE DILUTION

  The initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offerings will be subject to immediate dilution of $12.45 per share in net tangible book value. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company does not anticipate declaring or paying any cash dividends on the Common Stock following the Offerings. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Company's existing credit facility (the "Credit Facility") restricts, and the Company expects that its new credit facility (the "New Credit Facility") will restrict, the payment of cash dividends on the Common Stock. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under "Risk Factors" constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                         OFFERING RELATED TRANSACTIONS

  The Principal Stockholder has owned all of the outstanding stock of the Predecessor, USR Holdings, Inc. (formerly named U.S. Rentals, Inc.), a California corporation, since 1984 and has been its majority shareholder since 1975. The Predecessor has been in the equipment rental business since 1969. Prior to the consummation of the Offerings, the Predecessor will transfer substantially all of its operating assets and associated liabilities to the Company in exchange for 20,748,975 shares of Common Stock of the Company, representing all of the outstanding capital stock of the Company prior to the Offerings. The Predecessor will retain only non-operating assets and liabilities, including approximately $25.7 million of notes receivable from related parties and approximately $23.9 million of notes payable to related parties. These transactions (collectively, the "Offering Related Transactions") are reflected in the pro forma financial information contained in this Prospectus, and all references to the Company or U.S. Rentals reflect these transactions, unless otherwise indicated. See "Certain Transactions-- Offering Related Agreements."

  In 1985, the Predecessor elected to be treated as an S corporation under the Internal Revenue Code and comparable provisions of certain state tax laws and since then has paid no federal income tax. Accordingly, federal and California taxes were paid by the Principal Stockholder and the provision for income taxes in all historical periods in the Combined Financial Statements reflects certain state taxes. Upon consummation of the Offering Related Transactions, all operating assets and liabilities will be transferred to the Company, a C corporation under the Internal Revenue Code. Income generated by the Company will be subject to federal income taxes and applicable state income taxes, as reflected in the unaudited pro forma financial information included herein.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 10,000,000 shares of Common Stock offered hereby, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be $186.2 million ($214.3 million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $20.00 per share (the midpoint of the offering range set forth on the cover page of this Prospectus). The Company intends to use approximately $182.3 million of the net proceeds from the Offerings to repay substantially all of its outstanding indebtedness, including the indebtedness under the Credit Facility and other indebtedness transferred from the Predecessor in the Offering Related Transactions, approximately $2.0 million to pay related prepayment penalties and approximately $1.9 million for working capital and general corporate purposes, including possible future acquisitions. None of the proceeds will be used to repay any indebtedness retained by the Predecessor. See Note 5 of notes to Combined Financial Statements for interest rates and maturity of indebtedness being repaid.

                                DIVIDEND POLICY

  The Predecessor has paid dividends on its Common Stock to the Principal Stockholder from time to time, including, but not limited to, cash dividends to cover taxes payable by the Principal Stockholder due to the Predecessor's election to be treated as an S corporation. Such dividends totaled approximately $5.5 million and $35.4 million in 1995 and 1996, respectively.

  Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company intends to retain future earnings to finance its operations and growth and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Credit Facility restricts, and the Company expects that its New Credit Facility will restrict, the payment of cash dividends on the Common Stock. See "Risk Factors--Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  As of December 31, 1996, the Company had a pro forma net tangible book value of $47.5 million, or $2.29 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (total tangible assets less total liabilities), giving effect to the Offering Related Transactions on such date, by the number of shares of Common Stock outstanding as of such date. After giving effect to the Offering Related Transactions and the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $20.00 per share (and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the net proceeds therefrom, the Company's pro forma net tangible book value as of December 31, 1996 would have been $232.2 million or $7.55 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $5.26 per share to the Principal Stockholder and an immediate dilution of $12.45 per share to new investors purchasing shares in the Offerings. The following table illustrates this per share dilution to new investors:

   Initial public offering price per share........................        $20.00
                                                                          ------
   Pro forma net tangible book value per share before the
    Offerings.....................................................  $2.29
                                                                    -----
   Increase in pro forma net tangible book value per share
    attributable to new investors.................................   5.26
                                                                    -----
   Pro forma net tangible book value per share after giving effect
    to the Offerings..............................................          7.55
                                                                          ------
   Pro forma net tangible book value dilution per share to new
    investors.....................................................        $12.45
                                                                          ======

  The following table sets forth, as of December 31, 1996 on a pro forma basis, the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Principal Stockholder (through the Predecessor) and new investors purchasing shares of Common Stock from the Company in the Offerings.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ -------------------- AVERAGE PRICE
                              NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ------------ ------- -------------
   Principal Stockholder... 20,748,975   67.5% $ 56,731,000   22.1%    $ 2.73
   New investors........... 10,000,000   32.5%  200,000,000   77.9%     20.00
                            ----------  -----  ------------  -----
     Total................. 30,748,975  100.0% $256,731,000  100.0%
                            ==========  =====  ============  =====

  The foregoing table excludes 4,600,000 shares reserved for future issuance under the 1997 Plan. See "Management--Employment Agreements" and "--1997 Performance Award Plan."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996 on (i) a historical basis, (ii) a pro forma basis to give effect to the Offering Related Transactions and taxation as a C corporation and (iii) a pro forma as adjusted basis to give effect to the sale by the Company of shares of Common Stock in the Offerings and the application of the estimated net proceeds therefrom. The capitalization of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                   AS OF DECEMBER 31, 1996
                                               --------------------------------
                                                                     PRO FORMA
                                               ACTUAL(A) PRO FORMA  AS ADJUSTED
                                               --------- ---------  -----------
                                                       (IN THOUSANDS)
Cash and cash equivalents..................... $  2,906  $  2,906    $  4,772
                                               ========  ========    ========
Debt:
  Senior Notes................................ $ 90,000  $ 90,000    $    --
  Credit Facility.............................   69,300    89,300         -- (b)
  Other debt..................................   27,410     3,467         500
                                               --------  --------    --------
    Total debt................................  186,710   182,767         500
                                               --------  --------    --------
Stockholder's equity:
  Common stock of the Predecessor.............      699       --          --
  Preferred stock of the Company, par value
   $.01 per share;
   10,000,000 shares authorized, none issued
   or outstanding ............................      --        --          --
  Common stock of the Company, par value $.01
   per share; 100,000,000 shares authorized;
   20,748,975 and 30,748,975 shares issued and
   outstanding pro forma and pro forma as
   adjusted(c)................................      --        207         307
  Additional paid-in capital..................   13,186    56,524     242,574
  Retained earnings...........................   66,845    (7,030)     (9,047)
                                               --------  --------    --------
    Total stockholder's equity................   80,730    49,701     233,834
                                               --------  --------    --------
Total capitalization.......................... $267,440  $232,468    $234,334
                                               ========  ========    ========

---------------------
(a) Reflects the Predecessor's capitalization on a historical basis.

(b) In conjunction with the Offerings, the Company has obtained a commitment letter with its existing lenders for the New Credit Facility which will provide availability of $300.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(c) Excludes 4,600,000 shares reserved for future issuance under the 1997 Plan. See "Management--Employment Agreements" and""--1997 Performance Award Plan."

                            SELECTED FINANCIAL DATA

  The following selected financial data for the years ended December 31, 1994, 1995 and 1996 and as of December 31, 1995 and 1996 have been derived from the Combined Financial Statements of the Predecessor, which have been audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The selected financial data for the years ended December 31, 1992 and 1993 and as of December 31, 1992, 1993 and 1994 have been derived from the combined financial statements of the Predecessor, which have been audited but are not contained herein. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

                                            YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------------
                                                                                  PRO FORMA
                                                                                AS ADJUSTED(a)
                                                                                     1996
                            1992     1993      1994      1995        1996        (UNAUDITED)
                          -------- --------  --------  --------    --------     --------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
Rental revenue..........  $104,802 $127,752  $167,589  $214,849    $257,486        $257,486
Rental equipment sales..     7,047    6,323     8,098    10,832      24,629          24,629
Merchandise and new
 equipment sales........     8,323    9,507    12,071    17,166      23,722          23,722
                          -------- --------  --------  --------    --------        --------
Total revenues..........   120,172  143,582   187,758   242,847     305,837         305,837
                          -------- --------  --------  --------    --------        --------
COST OF REVENUES:
Rental equipment
 expense................    27,590   33,298    42,034    51,370      65,102          65,102
Rental equipment
 depreciation...........    20,231   24,300    33,754    43,885      56,105          56,105
Cost of rental equipment
 sales..................     2,443    2,298     2,946     4,693      10,109          10,109
Cost of merchandise and
 new equipment sales....     4,695    5,948     7,428    11,418      17,423          17,423
Direct operating
 expense................    38,000   41,609    46,445    56,506      71,482          71,482
                          -------- --------  --------  --------    --------        --------
Total cost of revenues..    92,959  107,453   132,607   167,872     220,221         220,221
                          -------- --------  --------  --------    --------        --------
Gross profit............    27,213   36,129    55,151    74,975      85,616          85,616
Selling, general and
 administrative expense.    15,515   20,149    27,273    31,440(b)   35,934 (b)      34,410
Non-rental depreciation.     3,060    3,294     4,092     5,513       7,528           7,528
                          -------- --------  --------  --------    --------        --------
Operating income........     8,638   12,686    23,786    38,022      42,154          43,678
Other income (expense),
 net....................       782      (31)     (242)   (1,620)       (665)(c)          62
Interest income
 (expense), net.........     1,219    1,236    (1,060)   (5,310)     (8,031)            (13)
                          -------- --------  --------  --------    --------        --------
Income before income
 taxes..................    10,639   13,891    22,484    31,092      33,458          43,727
Income taxes............       529      405       499       468         374          17,598
                          -------- --------  --------  --------    --------        --------
Net income..............  $ 10,110 $ 13,486  $ 21,985  $ 30,624    $ 33,084
                          ======== ========  ========  ========    ========
Pro forma net income(d).  $  6,318 $  8,181  $ 13,263  $ 18,312    $ 20,002        $ 26,129
                          ======== ========  ========  ========    ========        ========
Pro forma net income per
 share..................                                                           $   0.85
                                                                                   ========
Number of shares
 outstanding............                                                         30,748,975

                                            YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------
                                                                              PRO FORMA
                                                                            AS ADJUSTED(A)
                                                                                 1996
                            1992      1993      1994      1995      1996     (UNAUDITED)
                          --------  --------  --------  --------  --------  --------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA (END
 OF PERIOD):
Rental equipment, net...  $ 49,326  $ 65,606  $112,563  $152,848  $205,982     $205,982
Total assets............   102,085   125,390   187,525   245,184   324,448      296,895
Total debt..............    31,392    48,419    84,751   105,696   186,710          500
Total stockholder's
 equity.................    51,739    49,608    57,951    83,077    80,730      233,834
SELECTED OPERATING DATA:
Gross equipment capital
 expenditures...........  $ 24,279  $ 42,892  $ 83,157  $ 88,861  $119,348     $119,348
Beginning Profit
 Centers................        52        57        57        65        71           71
Profit Centers added....         5       --          8         6         9            9
Ending Profit Centers...        57        57        65        71        80           80
Same Profit Center
 revenue growth(e)......       2.6%     16.0%     23.5%     20.0%     17.1%        17.1%

------------------

(a) Gives effect to (i) the Offering Related Transactions, (ii) the sale of 10,000,000 shares of Common Stock in the Offerings (assuming no exercise of the U.S. Underwriters' over-allotment option) at an assumed initial public offering price of $20.00 per share, (iii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from the Offerings, (iv) change from S corporation income tax expense to C corporation income tax expense and recording of the related deferred tax liabilities and (v) termination of deferred incentive compensation agreements with certain employees. See "Offering Related Transactions," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and notes thereto and the Unaudited Pro Forma Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

(b) Selling, general and administrative expense for the years ended December 31, 1995 and 1996 includes $645,000 and $1,524,000 of non-recurring compensation expense related to the Predecessor's deferred incentive compensation agreements that were terminated in January 1997. See "Certain Transactions--Offering Related Agreements."

(c) Includes $1,300,000 of non-recurring expense from non-operating assets of the Predecessor not transferred to the Company as part of the Offering Related Transactions.

(d) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.

(e) Same Profit Center revenue growth is calculated based on the change in total revenues of all Profit Centers open as of the beginning of the preceding fiscal year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

GENERAL

  U.S. Rentals attributes its profitability, long-term growth and market leadership to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program, a strong emphasis on personalized customer service and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. From 1992 through 1996, the Company's total revenues grew at a compound annual growth rate of 26.3%. In the same period, the Company's pro forma net income grew to $20.0 million from $6.3 million, a compound annual growth rate of 33.4%. U.S. Rentals has been profitable in every year since 1984.

  The Company derives revenue from three sources: (i) rental of equipment,
(ii) sales of used rental equipment and (iii) sales of new equipment and rental-related merchandise, parts and supplies. The Company's primary source of revenue is the rental of equipment to commercial and residential construction, industrial and homeowner customers. Growth in rental revenue is dependent on several factors, including demand for rental equipment, the amount of equipment available for rent, rental rates and general economic conditions. The Company also generates revenues from the service and delivery of equipment as well as income associated with a customer damage waiver offered at the time of rental. The Company's revenues derived from the sale of used equipment are affected by price, general economic conditions and U.S. Rentals' fleet maintenance practices. Revenue from the sale of merchandise and new equipment, including parts and convenience consumables sold at the Company's rental locations, is affected by demand for new and rental equipment.

  The Company has historically financed its acquisitions, start-up locations and capital expenditures primarily through internally generated cash flow, borrowings under the Credit Facility and proceeds from the Senior Notes. During the initial phase of an acquisition or start-up location, the Company typically incurs expenses related to installing or converting information systems, training employees and increased depreciation charges resulting from upgrading or expanding the rental fleet. As a result, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operations. The Company has accounted for all its acquisitions since 1985 as asset purchases and records acquired rental equipment at fair market value. Past acquisitions have not resulted in the recognition of a significant amount of goodwill or other intangibles (including covenants not to compete). The Company anticipates that as it continues to implement its strategy, new locations will negatively impact the Company's net income until such locations achieve profitability.

  Cost of revenues consists primarily of rental equipment depreciation, merchandise and equipment costs, wages and benefits, facility occupancy costs, vehicle and other equipment costs and supplies. Of these costs, rental equipment depreciation has increased over the past several years due to the Company's substantial investment in new equipment of $83.2 million, $88.9 million and $119.3 million in years ended December 31, 1994, 1995 and 1996, respectively. The Company records rental equipment expenditures at cost and depreciates equipment using the straight-line method over an estimated useful life of seven years, after giving effect to an estimated 10% salvage value. Rental equipment acquired prior to January 1, 1996 is depreciated on a straight-line basis over an estimated useful life of five years with no estimated salvage value.

  In 1985, the Predecessor elected to be treated as an S corporation under the Internal Revenue Code and comparable provisions of certain state tax laws, and since then has paid no federal income tax. Accordingly, federal and California taxes were paid by the Principal Stockholder and the provisions for income taxes represented income taxes payable to certain states. Upon the consummation of the Offering Related Transactions, all operating assets and liabilities will be transferred to the Company, a C corporation under the Internal Revenue Code. Income generated by the Company will be subject to federal income taxes and applicable state income taxes which will result in the recognition of a one-time deferred income tax liability and corresponding expense of $7.0 million during the period in which the Offering Related Transactions are consummated, currently expected to be the first quarter of 1997. Because of the Company's expected change in tax status, historical results of operations, including income tax expense, are not, in all cases, comparable to or indicative of future financial results. Pro forma net income reflects the estimated pro forma effect of income taxes as if the Company had been taxed as a C corporation.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of total revenues:

                               YEAR ENDED DECEMBER 31,
                            ---------------------------------
                            1992   1993   1994   1995   1996
                            -----  -----  -----  -----  -----
Revenues:
  Rental revenue..........   87.2%  89.0%  89.3%  88.5%  84.2%
  Rental equipment sales..    5.9    4.4    4.3    4.5    8.0
  Merchandise and new
   equipment sales........    6.9    6.6    6.4    7.0    7.8
                            -----  -----  -----  -----  -----
Total revenues............  100.0  100.0  100.0  100.0  100.0
Cost of revenues(a).......   77.4   74.8   70.6   69.1   72.0
                            -----  -----  -----  -----  -----
Gross profit..............   22.6   25.2   29.4   30.9   28.0
Selling, general and
 administrative expense...   12.9   14.0   14.5   12.9   11.7
Non-rental
 depreciation(b)..........    2.5    2.4    2.2    2.3    2.5
                            -----  -----  -----  -----  -----
Operating income..........    7.2    8.8   12.7   15.7   13.8
Other income (expense),
 net......................    0.7   (0.0)  (0.1)  (0.7)  (0.2)
Interest income (expense),
 net......................    1.0    0.9   (0.6)  (2.2)  (2.7)
                            -----  -----  -----  -----  -----
Income before income
 taxes....................    8.9    9.7   12.0   12.8   10.9
Income taxes(c)...........    0.4    0.3    0.3    0.2    0.1
                            -----  -----  -----  -----  -----
Net income................    8.5%   9.4%  11.7%  12.6%  10.8%
                            =====  =====  =====  =====  =====
Pro forma net income(c)...    5.3%   5.7%   7.1%   7.5%   6.5%
                            =====  =====  =====  =====  =====

---------------------
(a) Includes rental equipment depreciation.
(b) Excludes rental equipment depreciation.
(c) The pro forma net income reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Total revenues in 1996 increased 25.9% to $305.8 million from $242.8 million in 1995. Rental revenue in 1996 increased 19.8% to $257.5 million or 84.2% of total revenues, as compared to rental revenue of $214.8 million or 88.5% of total revenues in 1995. Of the $42.6 million increase in rental revenue in 1996,$33.6 million was due primarily to increased equipment rental fleet at existing locations. The remaining increase of approximately $9.0 million was primarily due to nine new locations which were added in 1996. Rental equipment sales increased 127.4% to $24.6 million or 8.0% of total revenues in 1996 from $10.8 million or 4.5% of total revenues in 1995 due to increased customer demand and increased sales efforts. Merchandise and new equipment sales increased 38.2% in 1996 to $23.7 million or 7.8% of total revenues as compared to $17.2 million or 7.0% of total revenues in 1995, primarily due to increased rental revenue and demand for new equipment.

  Gross Profit. Gross profit in 1996 increased 14.2% to $85.6 million from $75.0 million in 1995 primarily due to increased rental revenue. Gross profit decreased to 28.0% of total revenues in 1996 from 30.9% in 1995. This decrease was due primarily to a 27.8% increase in rental equipment depreciation resulting from the increase in rental fleet, offset in part by a change in depreciation method for equipment purchases subsequent to January 1, 1996 (see
Note 1 to the Notes to Combined Financial Statements). In addition, rental equipment expense increased 26.7% due to the impact of increased rental volume. Gross profit was also impacted by an increase in direct operating expenses in 1996 which increased 26.5% to $71.5 million as compared to $56.5 million in 1995. The increase reflects staffing costs resulting from an increased number of rental yards and higher maintenance costs necessary to support the increased size of the rental fleet. Gross profit from sales of merchandise and new equipment increased 9.6% in 1996 as compared to 1995 due to the impact of increased rental volume on the sale of merchandise and an increase in new equipment sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense in 1996 increased 14.3% to $35.9 million or 11.7% of total revenues compared to $31.4 million or 12.9% of total revenues in 1995. The increase was primarily due to higher advertising, bad debt and liability insurance expenses, the total of which were partially offset by lower profit sharing expense in 1996 as compared to 1995. Selling, general and administrative expense includes $1.5 million and $0.6 million in 1996 and 1995, respectively, of non-recurring compensation expense related to the Predecessor's deferred incentive compensation agreements that were terminated in January 1997.

  Other Income (Expense). Other expense decreased 59.0% to $0.7 million in 1996 from $1.6 million in 1995 as a result of a reduction in the level of charitable contributions made at the direction of the Principal Stockholder offset in part by a non-recurring write-off of $1.3 million on a non-operating investment. Substantially all other expense items for 1996 are not expected to be incurred by the Company in the future as a result of the Offering Related Transactions.

  Interest Expense. Interest expense net of interest income increased 51.2% to $8.0 million in 1996 from $5.3 million in 1995. The increase was primarily the result of higher average borrowings under the Credit Facility and other debt outstanding of $122.6 million in 1996 as compared to $72.5 million in 1995. However, this increase was partially offset by a decrease in the average interest rate to 6.1% in 1996 as compared to 7.2% in 1995.

  Income Taxes. Under the Predecessor's election to be taxed as an S corporation for federal and state purposes, income tax expense was approximately 1.1% of pre-tax income in 1996 as compared to 1.5% of pre-tax income in 1995. On a pro forma C corporation basis, the Predecessor's effective tax rate would have been 40.2% in 1996 as compared to 41.1% in 1995.

  Net Income. Net income increased 8.0% to $33.1 million in 1996 from $30.6 million in 1995. Pro forma for the Offering Related Transactions and as adjusted for the Offerings, net income in 1996 was $21.1 million and $26.1 million, respectively.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues in 1995 increased 29.3% to $242.8 million from $187.8 million in 1994. Rental revenue in 1995 increased 28.2% to $214.8 million or 88.5% of total revenues, as compared to rental revenue of $167.6 million or 89.3% of total revenues in 1994. Of the $47.2 million increase in rental revenue in 1995, $43.0 million was due primarily to increased equipment rental fleet at existing locations. The remaining increase of approximately $4.2 million was primarily due to six new locations that were added in 1995. In addition, a total of six new locations were opened during 1995, providing $4.2 million in rental revenue. Rental equipment sales increased 33.8% to $10.8 million or 4.5% of total revenues in 1995 from $8.1 million or 4.3% of total revenues in 1994. Merchandise and new equipment sales increased 42.2% to $17.2 million or 7.0% of total revenues in 1995 as compared to $12.1 million or 6.4% of total revenues in 1994, due to the increase in rental revenue and as a result of a new program to sell new equipment to the Company's existing rental customer base.

  Gross Profit. Gross profit in 1995 increased 35.9% to $75.0 million from $55.2 million in 1994 due primarily to increased rental revenue which was partially offset by a 30.0% increase in rental equipment depreciation. The increased depreciation resulted from a 42.1% increase in average equipment available for rental. The impact of an increase in the number of employees to staff the 14 new locations added in 1994 and 1995 and increased maintenance costs necessary to support the increased size of the rental fleet resulted in a 21.7% increase in 1995 direct operating expenses over the prior year. Gross profit from sales of merchandise and new equipment increased in dollar contribution by 23.8% in 1995 compared to 1994 but decreased to 2.4% of total revenues in 1995 from 2.5% of total revenues in 1994, due to increased rental volume. As a result of the above factors, gross profit as a percentage of total revenues increased to 30.9% from 29.4% for 1994.

  Selling, General and Administrative Expense. Selling, general and administrative expense for 1995 increased 15.3% to $31.4 million or 12.9% of total revenues compared to $27.3 million or 14.5% of total revenues for 1994. The increase was due to a $1.7 million increase in profit sharing expense in 1995 and an increase in administrative costs associated with 14 locations added in 1994 and 1995. Selling, general and administrative expense includes $0.6 million of non-recurring compensation expense related to the Predecessor's deferred incentive compensation agreements that were terminated in January 1997.

  Other Income (Expense), Net. Other expense increased to $1.6 million in 1995 from $0.2 million in 1994 primarily as a result of charitable contributions made at the direction of the Principal Stockholder.

  Interest Expense. Interest expense net of interest income increased to $5.3 million in 1995 from $1.1 million in 1994 primarily due to the issuance of a $10.0 million note payable to the Principal Stockholder in the form of a dividend at the end 1994 that bears interest at prime plus 5.0%. This note payable will not be transferred by the Predecessor to the Company. See "Offering Related Transactions." Interest expense also increased as a result of higher average borrowings under the Credit Facility and other debt outstanding of $72.5 million during 1995 as compared to $43.9 million in 1994 as well as an average interest rate change from 5.9% to 7.2%.

  Income Taxes. Under the Predecessor's election to be taxed as an S corporation for federal and state purposes, income tax expense was approximately 1.5% of pre-tax income for 1995 as compared to 2.2% for 1994. On a pro forma C corporation basis, the Predecessor's effective tax rate would have been 41.1% for 1995 as compared to 41.0% for 1994.

  Net Income. Net income increased 39.3% to $30.6 million in 1995 from $22.0 million in 1994. On a pro forma C corporation basis, net income increased 38.1% to $18.3 million from $13.3 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has primarily used cash to purchase rental equipment, invest in acquired and start-up rental yards and pay dividends to the Principal Stockholder. The Company historically has financed its cash requirements primarily through net cash provided by operating activities, borrowings under the Credit Facility and the issuance of Senior Notes.

  In 1996, the Company's operating activities provided net cash flow of $70.7 million as compared to $75.0 million in 1995. Cash flows generated by operating activities before adjustments for changes in operating assets and liabilities increased to $85.3 million in 1996 from $76.9 million in 1995. This increase was attributable to an increase in net income and depreciation expense due to a larger rental equipment fleet that supported growth in revenues. However, the increase was more than offset by stable levels of accounts payable (notwithstanding significantly higher levels of purchases of rental equipment) attributable to shorter payment terms from suppliers in exchange for pricing discounts to obtain lower rental equipment prices. Net cash provided by operating activities was $75.0 million in 1995 as compared to $65.4 million in 1994. The net increase was attributable primarily to increased net income from higher revenues and an increase in depreciation, partially offset by a smaller increase in accounts payable in 1995 as compared to 1994. Net cash provided by operating activities excludes proceeds from the sale of equipment, which were $24.6 million in 1996 as compared to $10.8 million in 1995.

  Net cash used in investing activities was $115.3 million in 1996 as compared to $89.9 million in 1995. The principal causes for the variation in cash flow between the periods were increased purchases of rental equipment and investment in property and equipment, partially offset by increased sales of rental equipment. Purchases of rental equipment in 1996 were $119.3 million as compared to $88.9 million in 1995. Net cash used in investing activities increased to $89.9 million in 1995 from $86.5 million in 1994, primarily as a result of an increase in purchases of rental equipment.

  Net cash provided by financing activities was $43.9 million in 1996 as compared to $15.6 million in 1995. The principal cause for the variation between periods was net borrowings of $39.6 million under the Credit Facility in 1996 as compared to net payments of $28.2 million in 1995, partially offset by decreases in issuances of Senior Notes and an increase of $29.9 million in dividends paid to the Principal Stockholder in 1996 as compared to 1995. In 1995, cash flow provided by financing activities decreased to $15.6 million from $22.1 million in 1994. The principal causes for the variation between the periods were payments on the Credit Facility in 1995 of $28.2 million as compared to net borrowings under the Credit Facility in 1994 of $35.7 million, partially offset by proceeds from issuances of Senior Notes in 1995.

  The Company intends to use a portion of the net proceeds from the Offerings to repay all of the Senior Notes and borrowings under the Credit Facility. In conjunction with the Offerings, the Company has obtained a commitment letter with its existing lenders for the New Credit Facility which will provide availability of up to $300.0 million. The Credit Facility contains, and the New Credit Facility is expected to contain, covenants which restrict, among other things, dividends and acquisitions exceeding certain thresholds without prior written consent. The Company believes that cash flow from operations, proceeds from the Offerings and availability under the New Credit Facility will be sufficient to support its operations and liquidity requirements for at least the next 12 months.

  The Company incurs capital expenditures for rental equipment, to satisfy the equipment needs of current and new customers and to provide for the equipment needs of new and acquired rental equipment yards. As of December 31, 1996, the Company had open purchase commitments of $19.6 million for new equipment. Such purchases will be financed through the sources of funds described above. The Company has no minimum purchase commitments for equipment. Management has budgeted $81.5 million of gross fleet capital expenditures (exclusive of acquisitions) in 1997. These expenditures are anticipated to be partially offset by expected proceeds from the sale of used equipment of approximately $29.4 million. The Company also expects to spend approximately $10.0 million in 1997 on non-rental equipment capital expenditures consisting of vehicles, buildings, land and furniture and fixtures.

INFLATION AND GENERAL ECONOMIC CONDITIONS

  Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company does not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on its results of operations or financial condition. The Company's operating results may be adversely affected by events or conditions in a particular region, such as economic conditions, weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under the Credit Facility. See "Risk Factors--Economic Conditions; Geographical Concentration" and "--Seasonality and Quarterly Fluctuations."

QUARTERLY RESULTS

  The following table sets forth certain unaudited statement of operations data for the quarters in the years ended December 31, 1995 and 1996. The unaudited quarterly information has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments necessary to present fairly the information for the quarters presented.

                                1995 QUARTERS ENDED                  1996 QUARTERS ENDED
                          -----------------------------------  -----------------------------------
                          MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31
                          -------  -------  --------  -------  -------  -------  --------  -------
                                                   (IN THOUSANDS)
Total revenues..........  $45,866  $58,144  $68,844   $69,993  $58,643  $71,172  $86,647   $89,375
Gross profit............   10,904   18,448   22,731    22,892   14,262   18,292   25,244    27,818
Operating income........    5,122   10,370   12,799     9,731    5,575    8,714   14,037    13,828
Other income (expense),
 net....................     (145)    (260)     (18)   (1,197)     134       74      134    (1,007)
Interest income (ex-
 pense), net............   (1,216)  (1,310)  (1,392)   (1,392)  (1,475)  (1,822)  (2,419)   (2,315)
Income before income
 taxes..................    3,761    8,800   11,389     7,142    4,234    6,966   11,752    10,506
Income tax expense......       24      308       47        89       29      131      156        58
Net income..............    3,737    8,492   11,342     7,053    4,205    6,835   11,596    10,448
Pro forma net income(a).    2,225    5,163    6,717     4,207    2,523    4,151    7,002     6,326

---------------------
(a) Reflects the estimated pro forma effect of income taxes as if the Predecessor had been taxed as a C corporation for all periods presented.

  The Company's revenues and operating results historically have fluctuated from quarter to quarter, and the Company expects that they will continue to do so in the future. These fluctuations have been caused by a number of factors, including seasonal rental patterns of the Company's customers (principally due to the effect of weather on construction activity), general economic conditions in the Company's markets, the timing of acquisitions and the development of start-up locations and related costs, the effectiveness of integrating acquired businesses and start-up locations and the timing of capital expenditures for fleet expansion. The Company incurs substantial costs in establishing or integrating newly acquired and start-up locations. Historically, the Company's acquired businesses and start-up locations generally have not been profitable until after their first year of operations. The operating results for any historical quarter are not necessarily indicative of results for any future period.

  In addition, the Company will incur non-recurring charges of approximately $29.0 million during the first quarter of 1997 as a result of the termination of the Predecessor's deferred incentive compensation agreements prior to the Offerings, the establishment of a deferred tax liability and the associated charges resulting from the termination of the Predecessor's election to be treated as an S corporation for tax purposes and for an expense related to prepayment penalties on indebtedness to be repaid with proceeds from the Offerings. See "Risk Factors--Quarterly Fluctuations and Seasonality," "Certain Transactions--Offering Related Agreements" and Note 9 of notes to Combined Financial Statements.

                                   BUSINESS

GENERAL

  U.S. Rentals is the second largest equipment rental company in the United States based on 1995 rental revenues. The Company currently operates 80 Profit Centers in 11 states and in 1996 generated an average of approximately 95,000 contracts per month from a diverse base of customers including commercial and residential construction, industrial and homeowner customers. Management estimates that more than 200,000 customers did business with the Company in 1996. U.S. Rentals owns more than 60,000 pieces of rental equipment, comprised of approximately 600 equipment types, including aerial work platforms, forklifts, paving and concrete equipment, compaction equipment, air compressors, hand tools and plumbing, landscaping and gardening equipment. Management believes that the Company's fleet, which had a weighted average age of approximately 28 months and an original equipment cost of approximately $367.7 million at December 31, 1996, is one of the most comprehensive and well-maintained equipment rental fleets in the industry. U.S. Rentals also sells new equipment manufactured by nationally known companies, used equipment from its rental fleet, and rental-related merchandise, parts and supplies.

  The Company's strategic objective is to continue to grow profitably in both existing and new markets by acquiring rental yards, opening start-up rental yards and expanding its equipment fleet. U.S. Rentals continually evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. The Company has grown internally through the expansion of its equipment fleet at existing locations and through the integration of 28 start-up and acquired equipment rental yards since January 1992. As a result of the Company's strategy, total revenues increased to $305.8 million in 1996 from $120.2 million in 1992, a compound annual growth rate of 26.3%. During the same period, operating income before non-rental depreciation increased to $49.7 million from $11.7 million, a compound annual growth rate of 43.6%. U.S. Rentals has been profitable in every year since 1984.

  U.S. Rentals attributes its leadership position in the equipment rental industry primarily to its innovative operating philosophy, which is based upon a decentralized management structure, a unique profit sharing program available to all levels of employees, a strong emphasis on personalized customer service, and maintenance of one of the most comprehensive and modern rental fleets of brand name equipment in the industry. The Company's bottoms-up management structure allows each Profit Center manager to tailor the equipment fleet to the local market, make equipment fleet purchases and sales, and pricing and staffing decisions. Corporate headquarters coordinates equipment purchases and supports Profit Center managers by providing capital, accounting, internal audit, risk management and other services to each Profit Center. The Company's unique incentive-based profit sharing program does not limit employee compensation. This program motivates Profit Center managers to act as entrepreneurs, to purchase only equipment that can be profitably deployed, to sell rental equipment from the fleet as maintenance costs increase or as rental demand for such equipment decreases and to minimize operating expenses. In 1996, managers of profitable locations earned an average of approximately 92% of their base salaries in profit sharing compensation. Management believes that its innovative operating and compensation philosophy significantly contributed to same Profit Center revenue growth of 20.0% and 17.1% in 1995 and 1996, respectively.

INDUSTRY

  The equipment rental industry serves a wide variety of commercial and residential construction, industrial and homeowner customers. Equipment available for rent ranges from small hand tools costing less than $100 to large earth-moving equipment costing over $200,000. According to a survey conducted for 1995 and published in 1996 by AED, an industry trade association, the United States equipment rental industry has grown from approximately $610 million in annual revenues in 1982 to an estimated $15 billion in annual revenues in 1995, a compound annual growth rate of approximately 28%. Management believes that this growth reflects, in part, increased outsourcing trends by commercial and industrial construction customers that increasingly seek to reduce their capital invested in equipment, and to reduce the costs associated with maintaining and servicing such equipment. While equipment users traditionally have rented equipment for specific purposes, such as supplementing capacity during peak periods and in connection with special projects, the convenience and cost-saving factors of utilizing rental equipment have encouraged customers to look to suppliers such as the Company as ongoing, comprehensive sources of equipment. Management believes that demand for rental equipment by the commercial and industrial segments will continue to increase as these customers continue to outsource non-core operations. A 1995 survey conducted by The CIT Group for 1995 and published in 1996 showed that commercial construction contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996, from an estimated 5% in 1995.

  The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses serving discrete local markets and a small number of multi-yard regional and multi-regional operators. According to a May 1996 article published by Rental Equipment Register, an industry trade magazine, the 100 largest rental equipment companies, based on 1995 rental revenue, represented less than 20% of total industry rental revenue estimated at $15 billion. Management believes that an estimated 85% of the approximately 20,000 equipment rental operators in the United States have fewer than five locations and, therefore, believes the equipment rental industry offers substantial consolidation opportunities for large, well-capitalized rental companies such as U.S. Rentals. Relative to smaller competitors, multi-regional operators such as the Company benefit from several competitive advantages, including access to capital, the ability to offer a broad range of modern equipment, purchasing power with equipment suppliers, sophisticated management information systems, national brand identity and the ability to service national accounts. In addition, management believes multi-regional operators such as the Company are less sensitive to local economic downturns.

BUSINESS STRATEGY

  U.S. Rentals' strategic objective is to continue its profitable growth by acquiring rental yards, opening start-up rental yards in both existing and new markets and expanding its equipment fleet. U.S. Rentals routinely evaluates attractive markets for expansion where a leading position can be created by acquiring an existing business or opening a new rental yard. Primarily due to its entrepreneurial, decentralized organizational structure that focuses on bottoms-up management and an innovative profit-driven compensation policy, the Company has been profitable each of the past 12 years. Specifically, U.S. Rentals' business strategy centers upon the following factors:

  Profitable Expansion. The Company strives to operate the most profitable equipment rental yards in each of its markets. Management believes U.S. Rentals is well positioned to be a leader in the consolidation of the highly fragmented equipment rental industry. Management believes that there are numerous attractive acquisition opportunities available and that the Company's reputation, stability, access to capital, sophisticated management information systems and operating expertise provide competitive advantages in making acquisitions. These strengths allow U.S. Rentals to (i) quickly integrate acquired companies into its information systems and operating structure,
(ii) realize synergies in the form of reduced overhead and lower costs through greater purchasing power and (iii) significantly enhance revenue by supplying acquired yards with additional equipment to optimize the mix of rental equipment and modernize the fleet. In addition, the Company will open new rental yards when a suitable business is not available for acquisition on favorable terms. Pursuant to this strategy, U.S. Rentals has acquired 15 rental yards and has opened 13 start-up rental yards since January 1, 1992. The Company routinely analyzes potential acquisitions of rental yards but is not currently a party to any material acquisition agreement. See "Risk Factors--Risks Relating to Growth" and "--Dependence on Additional Capital to Finance Growth."

   Market Leadership. Management believes that U.S. Rentals has a leading market position in most of the markets in which its Profit Centers have been open for more than one year. The Company has been able to create this leadership position by capitalizing on its substantial competitive advantages, which include offering personalized customer service, flexible rental terms, seven-days-a-week operating hours and a diverse and modern equipment rental fleet specifically tailored to the needs of local customers. Further, U.S. Rentals' historical strength has been in small and medium-sized markets that the Company believes are not well served by its competition.

  Extensive Customer Base. In 1996 U.S. Rentals generated an average of approximately 95,000 customer contracts per month from a diverse customer base. Management estimates that more than 200,000 customers did business with the Company in 1996. U.S. Rentals' historical strength has been with small and medium-sized customers, which the Company believes are not well served by its competition. The Company is also increasing its emphasis on multi-regional and national customers through its national accounts program. In addition to the Company's strong brand name recognition, comprehensive and modern equipment rental fleet, well-located rental yards and competitive pricing, management believes that the Company's customers value the convenience of U.S. Rentals Profit Centers' seven-days-a-week operating hours and flexible rental terms. Further, U.S. Rentals offers its customers "one-stop shopping" through the sale of rental-related merchandise, parts and supplies, sales of new and used equipment and maintenance and delivery services.

  Innovative, Decentralized Operating Philosophy. U.S. Rentals' decentralized operating philosophy encourages entrepreneurial behavior at each Profit Center and rewards managers and employees through a profit-driven incentive compensation program. Profit Center managers are given the necessary freedom and flexibility to operate their respective equipment rental yards to maximize profits. Each Profit Center manager is responsible for every aspect of a yard's operation, including establishing rental rates, selecting equipment and determining employee compensation. Managers and employees of profitable locations are rewarded by the Company's profit sharing program that is based on each location's operating income in excess of a pre-determined return on its net assets. In 1996, managers of profitable locations earned an average of approximately 92% of their base salaries in profit sharing compensation.

  Strong Internal Controls. U.S. Rentals balances its decentralized organizational structure and entrepreneurial operating philosophy with extensive systems and procedures to monitor and track the performance of each Profit Center. The Company's proprietary management information systems, including the Company's POS system, allow management and Profit Center managers to review all aspects of each Profit Center's business and assist management in closely monitoring and quickly reacting to opportunities to increase profits at each Profit Center. These systems are used to open customer accounts, generate rental contracts, track equipment usage, report customers' credit histories, compile accounts receivable aging reports, and monitor monthly profitability. Seven internal auditors monitor and ensure adherence to the Company's well-established, disciplined and documented policies and procedures. In addition, six independent division credit offices review and approve all credit applications submitted to the Profit Centers. Management believes that the Company's strong internal controls and proprietary management information systems result in lower overall costs and increase profitability for the Company.

  Attracting, Motivating and Retaining the Best People in the
Industry. Through its decentralized, entrepreneurial approach and innovative profit sharing program, the Company believes it has generally been able to attract, motivate and retain the most successful, experienced group of employees in the industry. Management believes U.S. Rentals' successful employees are more highly compensated than those of its competitors because of the Company's unique profit sharing program. As a result, the Company has had voluntary turnover of only two Profit Center managers during the past five years. In addition, U.S. Rentals' senior operating management, which has an average of 21 years of rental industry experience, is among the most experienced in the industry. William F. Berry, the Company's 44-year-old President and Chief Executive Officer, has over 30 years of experience in the equipment rental business and has worked in numerous operational and managerial capacities in the Company during his career. See "Risk Factors-- Risks Relating to Growth" and "--Dependence on Key Personnel."

CUSTOMERS

  Management estimates that in 1996 U.S. Rentals had more than 200,000 customers, ranging from Fortune 100 companies to small contractors and homeowners. During 1996, no one customer accounted for more than 1% of the Company's total revenues, and the top 10 customers represented less than 4.5% of total revenues. Customers look to U.S. Rentals as an ongoing, comprehensive source of rental equipment because of the economic advantages and convenience of renting, as well as the high costs associated with equipment ownership. The Company classifies its customer base into the following categories: (i) commercial and residential construction, including contractors; (ii) industrial, including manufacturers, petrochemical facilities, chemical companies, paper mills, and public utilities; and (iii) homeowners and others. In addition to maintaining its historically strong relationships with small and medium-sized customers, the Company is increasing its emphasis on larger national and multi-regional accounts. Management estimates that in 1996, commercial and residential construction, industrial and homeowner and other customers accounted for approximately 64%, 20% and 16%, respectively, of the Company's total revenues.

  Commercial and Residential Construction. U.S. Rentals' commercial and residential construction customers include national and regional contractors and subcontractors involved in commercial and residential construction projects such as residential developments, apartment buildings, schools, hospitals, airports, roads, bridges and highways, chemical plants and other manufacturing facilities. U.S. Rentals' commercial construction customers range from Fortune 100 companies to local independent businesses. A survey conducted by The CIT Group for 1995 and published in 1996 estimated that contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from an estimated 5% in 1995. Management believes U.S. Rentals is one of the largest suppliers of rental equipment to contractors in its markets and is well positioned to benefit from any increased rental of equipment by contractors and other commercial construction customers.

  Industrial. The Company's industrial customers, many of which operate 24 hours per day, utilize U.S. Rentals to outsource equipment requirements to reduce their capital investment and minimize the ongoing maintenance, repair and storage costs associated with equipment ownership. Management believes that, as the second largest equipment rental company in the United States based on 1995 rental revenues, the Company is well-positioned to take advantage of the increasing trend among customers to outsource equipment needs. Generally, U.S. Rentals' industrial customers tend to rent for longer periods of time than commercial and residential construction customers, contractors or homeowners. While historically not a primary focus, the Company believes its recently increased emphasis on national and multi-regional accounts will enhance its ability to provide an ongoing, comprehensive supply of equipment to industrial customers.

  Homeowners and Others. U.S. Rentals rents landscaping, plumbing, remodeling and home improvement tools to homeowners and other customers. The Company believes these customers value the convenience of U.S. Rentals' seven-days-a-week operating hours, pick up and delivery service and flexible rental terms. Rentals to homeowners are often for periods as short as two hours and provide higher gross margins relative to other customer segments. The Company believes that its rental yards, which are generally highly visible and well-located, its comprehensive and well-maintained rental fleet and the Company's brand name recognition provide a significant competitive advantage in attracting the homeowner segment of the market.

PRODUCTS AND SERVICES

  Equipment rental represents U.S. Rentals' principal line of business. In 1996, equipment rental revenue together with rental-related revenue such as repair services, delivery and damage waiver income accounted for approximately 84.2% of the Company's total revenues. U.S. Rentals also acts as a distributor of new equipment on behalf of certain nationally known equipment manufacturers. Revenues from the sale of parts, merchandise and new equipment accounted for approximately 7.8% of U.S. Rentals' total revenues in 1996. Approximately 8.0% of U.S. Rentals' 1996 total revenues was derived from the sale of used rental equipment.

  Rental Equipment. U.S. Rentals rents over 600 different types of equipment, and management believes that the Company's rental fleet, which consists of more than 60,000 pieces of equipment, is one of the most comprehensive and well-maintained fleets in the equipment rental industry. The original equipment cost of the Company's rental fleet was approximately $367.7 million as of December 31, 1996.

  Five categories of equipment represented approximately 78.9% of U.S. Rentals' total rental equipment fleet (based on original equipment cost) as of December 31, 1996: (i) earth-moving equipment (22.3%); (ii) aerial work platforms (21.8%); (iii) forklifts (16.4%); (iv) trucks (11.8%); and (v) compaction rollers (6.6%). The mix of rental equipment at each of U.S. Rentals' 80 Profit Centers is tailored to meet the demands of the local customer base.

  U.S. Rentals seeks to maintain a modern, efficient rental fleet through regular sales of used rental equipment and ongoing capital investment in new rental equipment. As of December 31, 1996, the weighted average age of the Company's rental equipment fleet was approximately 28 months. In addition, management believes U.S. Rentals has one of the most advanced preventive maintenance programs in the equipment rental industry. This program extends the useful life of the Company's rental equipment, typically resulting in higher resale prices. U.S. Rentals also generates revenues from maintenance service for its customers that own equipment and from delivery charges, particularly for larger pieces of equipment.

  Sales of Used Equipment. U.S. Rentals routinely sells used rental equipment to adjust the size and composition of its rental fleet to changing market conditions and as part of its ongoing commitment to maintain a new, top quality fleet. The Company achieves favorable sales prices for its used equipment due to its strong preventive maintenance program and its practice of selling used equipment before it becomes irreparable or obsolete. The incentives created by the Company's profit sharing program motivate Profit Center managers to optimize the timing of sales of used rental equipment by taking into account maintenance costs, rental demand patterns and resale prices. The Company sells used equipment to its existing rental customers, as well as to domestic and international used equipment buyers.

  Sales of Parts and Merchandise. U.S. Rentals also sells a wide range of parts, supplies and merchandise, including diamond and regular saw blades, drill bits, shovels, goggles, hard hats and other safety gear and coolers, as a complement to its core equipment rental business. This sales activity allows the Company to attract and retain customers by offering the convenience of "one-stop shopping."

  Sales of New Equipment. In addition to equipment rental, the Company is a distributor for certain equipment manufacturers, including Upright and Genie Industries (booms and high reach equipment), Sky Trak (rough terrain forklifts and skid-steer loaders), LeRoi and Atlas-Copco (air compressors), and Multiquip and Ingersoll Rand (earth compaction equipment and portable generators). U.S. Rentals is also the exclusive distributor for certain manufacturers in several of its markets. The Company believes that the volume of its equipment purchases creates significant purchasing power with suppliers, which leads to favorable prices and terms on equipment purchased for its rental fleet and for sale as new equipment. The Company's ability to sell new equipment offers flexibility to its customers while enhancing U.S. Rentals' customer relations.

OPERATIONS

  The Company's equipment rental yards occupy an average of approximately 2.2 acres and include: (i) a customer service center and showroom displaying selected rental equipment, new equipment offered for sale and related merchandise; (ii) an equipment service area; and (iii) storage facilities for equipment requiring protection from inclement weather. Each Profit Center is staffed by an average of approximately 20 full-time employees and two part-time employees, including a manager, assistant manager, sales assistants, back office clerks, truck drivers, mechanics and yard personnel. Each equipment rental yard offers a broad range of equipment for rental, with the actual equipment mix tailored to meet the anticipated needs of the customers in each location. The rental yard employees' knowledge of the equipment enables them to recommend the best equipment for a customer's particular application. The Company's yards are open seven-days-a-week and provide customers with 24-hour maintenance, repair and support services, including service at the customer's job site. Each Profit Center manager is responsible for every aspect of the yard's operation, including establishing rental rates, selecting equipment, and determining employee compensation at such location. The Company's Profit Center managers have an average of 16 years of rental experience in the industry.

  The Company operates all of its Profit Centers under the name USRentals(R), other than two Profit Centers that are operated under the name Contractors Equipment Rental and one Profit Center that is operated under the name U.S. HiReach.

SALES, MARKETING AND ADVERTISING

  U.S. Rentals strives to create a partnership with each customer in order to satisfy all the customer's equipment needs. As a result of the Company's innovative profit sharing program, employees are motivated to know the customers in their markets and tailor the equipment fleet to local demand patterns. Since U.S. Rentals believes that many customers choose to rent in order to reduce their capital investment and maintenance costs and to maximize flexibility, the Company offers flexible rental terms to its customers. Customers may rent equipment by the hour, day, week or month, with the periodic cost declining as the duration of the rental term increases. The Company, through its six regional credit offices, offers credit to its commercial and residential construction and industrial customers.

  The Company markets its products and value-added services locally primarily through its sales force of approximately 175 field-based salespersons and approximately 846 store-based customer service representatives. The Company's sales force is knowledgeable about all of U.S. Rentals' services and products, including the rental of equipment, sales of new and used equipment, sales of parts and merchandise, and U.S. Rentals' value-added services, including equipment training, delivery and maintenance. The field-based sales force calls regularly on contractors' offices and job sites and industrial facilities, regularly assisting customers in planning for their equipment requirements. U.S. Rentals also provides its sales force with extensive training, including frequent in-house training by supplier representatives about the operating features and maintenance requirements of new equipment. The Company's sales force does not earn commissions on equipment rentals; instead, they participate in the Company's profit sharing program along with employees at all levels of the Company. Management believes that the Company's sales personnel, through the Company's innovative profit sharing program, are among the most highly compensated in the industry.

  U.S. Rentals recently began a national accounts program that is dedicated to marketing to customers with a multi-regional or national presence. The national accounts program supplements the efforts of the Profit Centers, which deal directly with management of the local facilities of multi-regional and national firms. National account sales personnel call on the corporate headquarters of U.S. Rentals' large commercial and residential construction and industrial customers in order to expand existing business relationships to include additional facilities and construction sites. The national accounts program simplifies billing and pricing for large customers while allowing their local representatives to continue to deal primarily with local Profit Centers.

  The Company promotes its services primarily in the telephone directories in the markets it serves, as well as by direct mail, and advertising in newspapers and on local television and radio. Each Profit Center manager determines the frequency and type of advertising in the local market. Profit Centers also host open houses, customer appreciation events and other special promotional events. The Company also selectively advertises in national industry publications and trade journals, and provides a toll-free telephone number (1-800-US-RENTS) that automatically connects each caller to the Company's closest equipment rental yard. In addition to its principal marketing methods, the Company is launching an Internet web page (www.usrentals.com) that is expected to describe the Company's locations, product lines and used equipment available for sale.

PURCHASING AND SUPPLIERS

  The Company's size and stature in the equipment rental industry, as well as its strong and long-standing vendor relationships, enable it to purchase equipment directly from manufacturers at what management believes are among the best prices and terms in the industry. The Company employs a Director of Vendor Relations to negotiate favorable terms with preferred vendors. However, individual Profit Center managers operate independently in evaluating and selecting additional fleet based on local demand. U.S. Rentals has developed strong relationships with many leading equipment manufacturers, which has led to exclusive distribution rights for certain lines of equipment in several of its markets. Management believes that the favorable pricing, service, training and information that U.S. Rentals receives from its suppliers represent a significant competitive advantage for the Company. During 1996, the Company purchased approximately $119.3 million of rental equipment, of which approximately 58.8% was obtained from its top 10 suppliers. No single supplier accounted for more than 12.8% of the Company's total purchases. U.S. Rentals believes it could readily replace any of its existing suppliers if it were to lose its ability to purchase equipment from such supplier.

INFORMATION SYSTEMS

  U.S. Rentals' proprietary POS system was initially installed in the Company's equipment rental yards in 1992 and is used for the day-to-day management of its more than 60,000 pieces of rental equipment. The data generated from each Profit Center's POS system is uploaded daily to the Company's mainframe computer at its headquarters. The Company's proprietary management information systems, including the Company's POS system, allow management and Profit Center managers to review all aspects of each Profit Center's business, including profitability, equipment utilization rates, rental rates, number of contracts generated and collection of receivables. Management at all levels uses these systems to generate rental contracts, track equipment usage, report customer credit histories, compile accounts receivables aging reports and monitor monthly profitability. Access to such data significantly assists management in closely monitoring and quickly reacting to the ongoing operations at each Profit Center. Additionally, the statements generated by the Company's management information systems are consistently reviewed by corporate, regional and divisional managers, as well as by each Profit Center manager, to monitor profit sharing earnings and detect areas for improvement at each location. This type of decentralized processing, with centralized management information system reporting, provides for timely and effective reporting of information for auditing and control purposes. U.S. Rentals' data processing center, located at its headquarters in Modesto, California, utilizes a Hewlett Packard mainframe computer for its flexibility and capacity to accommodate the Company's future systems needs. The Company's computer system is updated and maintained by a staff of three systems development professionals, who also developed U.S. Rentals' customized and proprietary management information systems software.

LOCATIONS AND PROPERTIES

  The Company operates 80 Profit Centers in the following 11 states: Arizona
(2), Arkansas (3), California (46), Idaho (1), Kansas (1), Louisiana (3), Nevada (4), New Mexico (2), Oklahoma (1), Texas (16) and Washington (1). U.S. Rentals owns 27 of its Profit Centers and leases the other 53, as well as its approximately 12,000 square foot headquarters space in Modesto, California. The Company's leases have terms expiring from 1997 to 2001, with the majority of its leases having multiple five-year renewal options. The Company also maintains six credit offices, all of which are leased. The net book value of owned facilities was approximately $17.6 million at December 31, 1996, and the average annual lease expense on each leased facility was approximately $53,000 in 1996. Management believes that none of U.S. Rentals' leased facilities, individually, is material to the Company's operations. In addition, as of December 31, 1996 U.S. Rentals owned a fleet of approximately 774 non-rental delivery, fleet service and sales personnel vehicles.

COMPETITION

  The equipment rental industry is highly fragmented and competitive. Each market in which U.S. Rentals operates is served by numerous competitors, ranging from national and multi-regional companies such as Hertz Equipment Rental Corporation, an affiliate of Ford Motor Company, to small, independent businesses with a limited number of locations. Management believes that participants in the equipment rental industry compete on the basis of customer relationships, customer service, breadth and quality of product line and price. In general, the Company believes that national and multi-regional operators, especially larger operators such as U.S. Rentals, enjoy substantial competitive advantages over small, independent rental businesses that cannot afford to maintain the comprehensive rental equipment fleet and high level of maintenance and service that U.S. Rentals offers. U.S. Rentals believes that its commitment to personalized customer service, highly motivated and experienced employees, decentralized management structure, proprietary information systems and the breadth and the quality of its rental fleet enable it to compete successfully. See "Risk Factors--Competition."

EMPLOYEES

  As of December 31, 1996, U.S. Rentals had a total of 1,841 employees, of which 309 were salaried and 1,532 were hourly personnel. U.S. Rentals' work force is not unionized, and management believes that its relationship with employees is excellent. The Company is committed to, and has realized significant benefits from, its formal employee training programs. Management believes that this investment in training and safety awareness programs for employees is a competitive advantage that positions U.S. Rentals to be responsive to customer needs.

MATERIAL PATENTS, LICENSES, FRANCHISES AND CONCESSIONS

  The Company does not hold or depend upon any material patent, government license, franchise or concession, except for the "USRentals(R)" service mark, which is registered with the U.S. Patent and Trademark Office.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

  The Company's operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. The Company is often indemnified against environmental liabilities as a purchaser or lessee of the properties it acquires or leases. Since 1993, in connection with its acquisitions and start-up locations that include the purchase of real property, the Company usually obtains Phase I environmental assessment reports prepared by independent environmental consultants for each piece of real property it purchases. A Phase I environmental assessment consists of a site visit, historical record review, interviews and report, with the purpose of identifying potential environmental conditions associated with the subject real estate. Phase I environmental assessments on a number of recently acquired facilities indicated the possibility of releases of hazardous or toxic substances at those facilities, but the Company has not determined whether releases actually have occurred or whether remediation will be required. Moreover, there can be no assurance that a Phase I environmental assessment will disclose all environmental contamination located at that site. The remaining owned and leased facilities were acquired without first obtaining a Phase I environmental assessment. Environmental contamination has been found at certain of those facilities, principally in connection with the removal of underground storage tanks. No assurance can be given that environmental contamination is not present at the other locations.

  The Company dispenses petroleum products from above-ground storage tanks at a majority of its Profit Centers. The remainder of its Profit Centers dispense petroleum products from underground storage tanks. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. The Company also uses other hazardous materials in the ordinary course of its business. In addition, the Company generates and disposes of hazardous waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Risk Factors--Governmental and Environmental Regulation." The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that hazardous substances currently requiring remediation are present at seven of its facilities. The Company has applied or is applying for governmental determinations that remediation has been completed at four locations and is undertaking or anticipates undertaking remediation at the three other facilities. Management believes that the Company is also responsible (pursuant to the terms of certain of its leases) for any required remediation of seven double-walled underground storage tanks. The Company has reserved approximately $1.1 million for such remediation and removal of additional underground storage tanks and associated potential liability. The Company does not believe that costs associated with such remediation and potential liability will have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors--Governmental and Environmental Regulation."

LEGAL PROCEEDINGS

  The Company is involved in numerous claims and potential claims that have arisen in the ordinary course of the Company's business. Claims (including litigation) for property damage, personal injury and death from users of its equipment and the estates of such users, as well as employee claims relating to workers' compensation and other employee-related issues, are inherent in the nature of the Company's business. The Company cannot predict the ultimate outcome of any of its current claims; however, due to the amount of the Company's self-insurance reserves and the existence of insurance for claims between $3 million and $50 million, management does not believe that any of such claims, either alone or in the aggregate, will have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors--Liability and Insurance."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth the executive officers and directors of the
Company:

       NAME           AGE POSITION
       ----           --- --------
   Richard D. Colburn  85 Chairman of the Board of Directors
   William F. Berry    44 President, Chief Executive Officer and Director
   John S. McKinney    42 Vice President--Finance, Chief Financial Officer and
                          Director
   Bernard E. Lyons    62 Vice President, Secretary and Director
   Grace M. Crickette  35 Vice President--Risk Management
   William F. Locklin  44 Vice President and Region Manager
   Steven E. Nadelman  34 Vice President and Region Manager

  Richard D. Colburn purchased the Company (under its previous name of Leasing Enterprises, Inc.) on December 31, 1975 and has been Chairman of the Board of Directors since that date. Mr. Colburn, a private investor, currently owns 100% of the Company.

  William F. Berry has been an employee of the Company and one of its predecessors since 1966, became the Company's President and Chief Executive Officer in January 1987 and became a Director in 1996. In his more than 30 years with the Company and its predecessor, Mr. Berry has held numerous operational and managerial positions, including Profit Center Manager, Division Manager and Regional Vice President.

  John S. McKinney has been the Vice President--Finance and Chief Financial Officer of the Company since 1990 and became a Director in 1996. Mr. McKinney joined the Company in 1988 as Controller, and held that position until being promoted to his current positions. Prior to joining the Company, Mr. McKinney served as the controller of an electrical wholesale company, held various financial positions with Iomega Corporation and spent several years as a certified public accountant with Arthur Andersen & Co.

  Bernard E. Lyons has been a Director, Vice President, Secretary and the General Counsel of the Company since 1976. Mr. Lyons is not an employee of the Company. Mr. Lyons, a corporate lawyer, has represented numerous clients in his more than 35 years of legal practice.

  Grace M. Crickette has been the Company's Vice President--Risk Management since March 1996. Ms. Crickette served as a Risk Management Director from 1994 until March 1996 and Risk Management Analyst from 1991 to 1994. Prior to joining the Company, Ms. Crickette was a legal assistant for five years at a Southern California law firm that specializes in insurance defense.

  William F. Locklin has been a Vice President and Region Manager since joining the Company in 1987. Mr. Locklin has more than 19 years of experience in the equipment rental business. Prior to joining the Company, Mr. Locklin held numerous management positions in the equipment rental industry over a seven-year period with Hertz Equipment Rental Corporation.

  Steven E. Nadelman has been a Vice President and Region Manager since 1993. Mr. Nadelman joined the Company in 1991 and served as a Profit Center Manager and a Division Manager before being promoted to his current position. Mr. Nadelman has more than 17 years of experience in the equipment rental business. Prior to joining the Company, Mr. Nadelman held numerous service, sales and management positions in the equipment rental industry, including several years with Hertz Equipment Rental Corporation.

  The executive officers of the Company serve at the discretion of its Board of Directors. Each director of the Company serves until such director's successor is elected and qualified or until the director's death, retirement, resignation or removal.

  The Company intends to appoint an independent director within three months of the consummation of the Offerings and an additional independent director within one year of the consummation of the Offerings.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. Following the Offerings, the Board of Directors intends to establish an audit committee (the "Audit Committee"), to be comprised of at least two independent directors, to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

  Compensation Committee. Following the Offerings, the Board of Directors intends to establish a compensation committee (the "Compensation Committee"), to be comprised of at least two independent directors, to determine compensation of the Company's executive officers and to administer the 1997 Plan. The current executive officer salaries were set by the Board of Directors prior to establishment of the Compensation Committee.

DIRECTOR COMPENSATION

  Upon consummation of the Offerings, the Company does not expect to pay its directors who are employees of the Company for their services as directors. The Company expects to pay its directors who are not employees (including Bernard E. Lyons but not the Principal Stockholder) reasonable cash compensation consistent with compensation paid by other publicly held companies, but the Company has not yet set the specific amount of such director compensation. Prior to the Offerings, the Predecessor paid a $5,000 monthly retainer to its directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In 1996, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Company's Board of Directors. No officers or employees of the Company, other than William F. Berry, John S. McKinney and Bernard E. Lyons, participated in deliberations concerning such compensation matters.

EXECUTIVE COMPENSATION

  The following table shows the compensation paid by the Company to the Chief Executive Officer and each of the Company's other four most highly compensated executive officers (collectively, the "Named Executive Officers") with respect to fiscal 1996.

                          SUMMARY COMPENSATION TABLE

                                                   ANNUAL
                                                COMPENSATION
                                              -----------------
                                                                 ALL OTHER
    NAME AND PRINCIPAL POSITION                SALARY  BONUS(A) COMPENSATION
    ---------------------------               -------- -------- ------------
William F. Berry
 President and Chief Executive Officer......  $145,000 $400,000   $260,418(b)(c)
John S. McKinney
 Vice President--Finance and Chief Financial
 Officer....................................   104,167  120,000    159,893(b)(c)
William F. Locklin
 Vice President and Region Manager..........   104,167  120,000      1,470(b)
Steven E. Nadelman
 Vice President and Region Manager..........   104,167  120,000      1,109(b)
Grace M. Crickette
 Vice President--Risk Management............    72,500   35,000        200(b)

---------------------

(a) Estimates of amounts earned in 1996 pursuant to the Company's profit sharing program that are expected to be paid in 1997.

(b) Includes matching amounts contributed by the Company pursuant to the Company's 401(k) plan.

(c) Includes director and executive committee fees paid for 1996, as well as deferred compensation earned in 1996. See "--Employment Agreements."

EMPLOYMENT AGREEMENTS

  The Company will enter into seven-year employment agreements with each of William F. Berry and John S. McKinney effective upon consummation of the Offerings. Messrs. Berry and McKinney will have the option to extend their respective agreements for up to three years. During the term of Mr. Berry's employment agreement, his compensation will consist of a minimum annual base salary of $150,000, participation in the Company's profit sharing program, deferred compensation (as described below), and fringe benefits similar to those of other senior executives of the Company. If Mr. Berry's employment is terminated, he will also be subject to a two-year restriction on competition with the Company. Under Mr. Berry's agreement, he will be entitled to receive deferred compensation of $1,402,605 on the earliest of December 31, 2006, death, disability, a Change in Control Event (as defined in 1997 Plan) or termination without cause. If Mr. Berry voluntarily terminates his employment with the Company or if his employment is terminated for cause, he will be entitled to an amount equal to the vested portion of such deferred compensation, initially equal to 10% and increasing 10% per year.
Mr. McKinney's employment agreement will be substantially identical to Mr. Berry's except that Mr. McKinney's minimum annual base salary will be $105,000 and his deferred compensation will be $701,302.

  Upon consummation of the Offerings, Messrs. Berry and McKinney will be issued options to purchase 2,254,925 and 1,127,462 shares, respectively, of Common Stock under the 1997 Plan with an exercise price equal to the initial public offering price. The options will vest in ten equal installments over a
9.5 year period commencing upon the first anniversary of the consummation of the Offerings. See "--1997 Performance Award Plan."

PROFIT SHARING PROGRAM

  An integral part of the Company's operating philosophy is an innovative profit sharing program applicable to all levels of employees. Profit sharing is earned at each Profit Center based on each Profit Center's operating income in excess of a pre-determined return on net assets at such location. Profit sharing is accrued throughout the year and paid in cash in March of the following year. The program does not limit the amount of profit sharing compensation an employee may earn. For example, at the Company's top performing Profit Center in 1996, the Profit Center manager earned approximately 2.5 times his base salary in profit sharing. In 1996 managers of profitable locations earned an average of approximately 92% of their base salaries in profit sharing compensation.

  Profit sharing is paid only to locations that are profitable, with discretionary exceptions in some cases for start-up locations that generally are not profitable until after their first year of operations. Unprofitable locations generally must make up cumulative losses for the prior two years before becoming eligible for profit sharing.

401(k) SAVINGS AND THRIFT PLAN

  The Company has a defined contribution 401(k) plan that covers substantially all full-time employees who have been employed by the Company for over one year and have worked at least 1,000 hours. The 401(k) plan allows all employees to defer amounts up to the statutory limit each year. The Company has a discretionary matching program under which, in 1996, the Company matched 50% of employee contributions up to a maximum contribution by the Company of $200 per employee.

1997 PERFORMANCE AWARD PLAN

  The Company intends to establish the 1997 Plan to attract, reward and retain talented and experienced officers, other key employees and certain other eligible persons (collectively, "Eligible Persons") who may be granted awards from time to time by the Company's Board of Directors or the Committee (as defined below).

  Awards under the 1997 Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted singly or in combination with other awards. Any cash bonuses would be paid based upon the extent to which performance goals set by the Committee are met during the performance period. Awards under the 1997 Plan generally will be nontransferable by a holder (other than by will or the laws of descent and distribution) and rights thereunder generally will be exercisable, during the holder's lifetime, only by the holder, subject to such exceptions as may be authorized by the Committee.

  Administration; Change in Control. The 1997 Plan provides that it will be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Committee"). The Board of Directors intends to appoint the Company's Compensation Committee to serve as the Committee under the 1997 Plan. The Committee will have the authority to (i) designate recipients of awards, (ii) determine or modify the provisions of awards, including vesting provisions, terms of exercise of an award and expiration dates, (iii) approve the form of award agreements, and (iv) construe and interpret the 1997 Plan. The Committee will have the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

  Upon a Change in Control Event each option and SAR will become immediately exercisable, restricted stock will immediately vest free of restrictions and the number of shares, cash or other property covered by each performance share award will be issued to the grantee of such award, unless the Committee determines to the contrary. A "Change in Control Event" is defined generally to include the acquisition of 50% or more of the outstanding voting securities of the Company by any person other than the Predecessor, the Principal Stockholder or one of his affiliates, successors, heirs or relatives, a transfer of substantially all of the Company's assets, the dissolution or liquidation of the Company, or a merger, consolidation or reorganization whereby stockholders immediately prior to such event own less than 50% of the outstanding voting securities of the surviving entity after such event.

  Plan Amendment; Termination and Term. The Company's Board of Directors will have the authority to amend, suspend or discontinue the 1997 Plan at any time, but no such action will affect any outstanding award in any manner adverse to the participant without the consent of the participant. The 1997 Plan may be amended by the Board of Directors without stockholder approval unless such approval is required by applicable law.

  The 1997 Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of unvested or unexercised options, SARs and other rights to acquire Common Stock under the 1997 Plan is 10 years after the initial date of award. No award can be made after the tenth anniversary of the date on which the Board of Directors approved the 1997 Plan.

  Authorized Shares and Other Provisions. The maximum number of shares of Common Stock that may be issued in respect of awards under the 1997 Plan is 4,600,000 shares. The number of shares of Common Stock subject to awards granted to any individual in any calendar year is limited to 2,500,000. The number and kind of shares available for grant and the shares subject to outstanding awards will be adjusted to reflect the effect of a stock dividend, stock split, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, extraordinary dividend or other distribution or other similar transaction. If any award expires or is cancelled or terminated without having been exercised or paid in full, or if any Common Stock subject to a restricted stock award does not vest or is not delivered, the unpurchased, unvested or undelivered shares will again be available for award under the 1997 Plan. No incentive stock option may be granted at a price that is less than fair market value of the Common Stock (less than 110% of fair market value of the Common Stock on the date of grant for certain participants) on the date of grant.

  Automatic Annual Grants to Non-Employee Directors. Under the 1997 Plan, each director who is not an employee (including Bernard E. Lyons but not the Principal Stockholder) (each a "Non-Employee Director") will be granted stock options to purchase 2,500 shares of Common Stock upon becoming a director at an exercise price equal to the market price of the Common Stock on that date. In addition, at the close of trading on the day of the annual stockholders meeting in each calendar year beginning in 1998 and continuing for each subsequent year during the term of the 1997 Plan, each person who is a Non-Employee Director as of such date will be granted stock options to purchase 1,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock on that date. No Non-Employee Director may receive options to purchase more than 10,000 shares of Common Stock under the 1997 Plan. All Non-Employee Director stock options have a 10-year term and will vest in equal annual installments over a five-year period commencing on the first anniversary of the grant date. If a Non-Employee Director's services are terminated for any reason other than the director's death, disability or retirement, any portion of stock options held by such director that are exercisable will remain exercisable for six months after such termination of services or until the expiration of the term of such option, whichever occurs first. If the Non-Employee Director dies, becomes disabled or retires, stock options held by such director will become exercisable immediately and remain exercisable for two years after the date of such termination of services.

  Federal Tax Consequences. The current federal income tax consequences of awards authorized under the 1997 Plan follow certain basic patterns. Generally, awards under the 1997 Plan that are includable in income of the recipient at the time of award or exercise (such as nonqualified stock options, SARs, restricted stock and performance awards) are deductible by the Company, and awards that are not required to be included in income of the recipient at such times (such as incentive stock options) are not deductible by the Company.

  Grant of Options. On the day the Company and the Underwriters agree on the initial public offering price of the Common Stock, the Board of Directors of the Company intends to grant options relating to up to an aggregate of 3,877,387 shares of Common Stock to Eligible Persons including options to purchase 2,254,925 and 1,127,462 shares of Common Stock that will be granted to William F. Berry and John S. McKinney, respectively. The exercise price of each option granted will be the initial public offering price per share of the Common Stock offered hereby. Other than Messrs. Berry and McKinney's options which will vest over a 9.5 year period in ten equal installments, such options vest in equal annual installments over a period of five years.

                             CERTAIN TRANSACTIONS

REGISTRATION RIGHTS AGREEMENT

  The Predecessor and the Company have entered into a Registration Rights Agreement under which the Predecessor (and certain permitted transferees) will be entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act. Under this agreement, the Predecessor will have the right to cause the Company to file a registration statement on Form S-1 with respect to its Common Stock on two separate occasions commencing six months after the date of the Offerings. Additionally, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, the Predecessor is entitled, subject to certain limitations and exceptions, to notice of such registration and is entitled to include shares of Common Stock therein. In addition, at any time after the Company becomes eligible to file registration statements on Form S-3 under the Securities Act, the Predecessor may require from time to time that the Company file such a registration statement with respect to its shares of Common Stock. All fees, costs and expenses of any such registration (other than underwriting fees and commissions) will be borne by the Company.

OFFERING RELATED AGREEMENTS

  The Company and the Predecessor have entered into an asset contribution agreement effective immediately prior to the consummation of the Offerings. Under this agreement, the Predecessor will transfer substantially all of its operating assets and associated liabilities to the Company in exchange for 20,748,975 shares of Common Stock of the Company, representing all of the outstanding capital stock of the Company prior to the consummation of the Offerings. The Predecessor will retain only non-operating assets and liabilities, including approximately $25.7 million of notes receivable from related parties and approximately $23.9 million of notes payable to related parties. For a period of five years from the consummation of the Offerings, the Predecessor has agreed to indemnify the Company and any of its directors, officers, employees and agents against any losses incurred by any of them arising from any of the assets and liabilities not transferred from the Predecessor in the Offering Related Transactions. For the same period, or the expiration of the applicable statute of limitations in the case of taxes and environmental liabilities, the Company has agreed to indemnify the Predecessor and its directors, officers, employees and agents against any losses incurred by any of them arising from the operating business and any of the assets and liabilities transferred to the Company in the Offering Related Transactions. In addition, if any adjustment is made after the consummation of the Offerings to the Predecessor's taxable income attributable to the Predecessor's business for any period or any portion of any period ending on or prior to the consummation of the Offerings that results in additional taxes being owed by the Principal Stockholder, the Company will pay the Predecessor (for distribution to the Principal Stockholder) an amount equal to such additional taxes. The Predecessor will indemnify the Company against any liability for taxes relating to any of the assets and liabilities not transferred as part of the Offering Related Transactions.

  In January 1997, the Predecessor entered into a Cancellation of Deferred Compensation Agreement with each of William F. Berry and John S. McKinney. Pursuant to such agreements, the Predecessor will pay Messrs. Berry and McKinney $13,333,333 and $6,666,667, respectively, and the Predecessor's prior deferred incentive compensation agreements will be terminated. Prior to the Offerings, the Predecessor expects to draw down $20.0 million under the Credit Facility to fund such payments. The Company will assume the liability for the indebtedness under the Credit Facility pursuant to the Asset Contribution Agreement. The cost of the cancellation will be expensed in the income statement of the Company in the first quarter of 1997. See "Risk Factors-- Quarterly Fluctuations and Seasonality," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results" and Note 9 of Notes to Combined Financial Statements.

NOTES PAYABLE AND RECEIVABLE

  The Predecessor made a dividend in the form of a subordinated note in the principal amount of $10.0 million in favor of the Principal Stockholder, in each of 1993 and 1994. Such notes bear interest at prime plus 5.0%.

The notes, which mature on December 31, 2013 and 2014, respectively, were subsequently donated to a charitable organization. None of the obligations under such notes will be transferred to the Company. See "Offering Related Transactions."

  Certain notes have also been issued from time to time in favor of affiliates of the Principal Stockholder. None of the Predecessor's obligations under such notes will be transferred to the Company. See "Offering Related Transactions" and Note 5 to Notes to Combined Financial Statements.

  In 1984, the Predecessor received notes in connection with transactions with an affiliate of the Principal Stockholder. Interest on these notes is due quarterly at the rate of 13.5%. Annual principal payments of $100,000 are due through December 31, 2013 and the remaining unpaid principal balance is due on December 31, 2014. The notes provide for positive or negative annual adjustments of principal based on the change in the Consumer Price Index, limited to certain percentages of the issuer's cumulative net income from December 31, 1984. Principal adjustments of such notes receivable reflected in other income totalled $572,514 in 1996. None of the notes will be transferred by the Predecessor to the Company. See "Offering Related Transactions."

  The Predecessor received two notes in connection with transactions with an immediate family member of the Principal Stockholder on May 1, 1995 and August 6, 1996, respectively. The first note, with an outstanding principal balance as of December 31, 1995 of approximately $840,000, was repaid in full in 1996. The second note, issued for $300,000 in August 1996, bears interest at the Predecessor's borrowing rate from Bank of America NT&SA. Principal payments of $3,000 plus all accrued interest are due monthly until July 31, 1998, at which time all amounts outstanding under the note will be due. The second note will not be transferred by the Predecessor to the Company. See "Offering Related Transactions."

REAL PROPERTY

  The Predecessor leases two pieces of property from each of Mr. Berry, the Company's President and Chief Executive Officer, and a member of his immediate family. The total annual lease payments for 1996 to Mr. Berry and to such family member were $65,000 and $88,000, respectively. Further, Mr. Berry purchased one of the aforementioned properties from the Predecessor in March 1996 for $640,000, a price the Predecessor believed to be the fair market value. The Predecessor leases two pieces of property from an immediate family member of the Principal Stockholder. The total annual lease payments made to such family member in 1996 were $79,000. The Company believes that these leases are on commercially fair and reasonable terms. All six leases will be transferred by the Predecessor to the Company prior to consummation of the Offerings.

MISCELLANEOUS

  The Predecessor paid legal fees of $81,000 to an affiliate of the Principal Stockholder as reimbursement to such affiliate for legal services rendered in 1996 for the Predecessor by Bernard E. Lyons, a Director and officer of the Company.

  Prior to the consummation of the Offerings, the Predecessor had a $2.5 million revolving credit arrangement (which provided for interest at a bank reference rate plus 0.5%) with USR Leasing Company ("USRL"), an entity owned by the Principal Stockholder. The Predecessor leased non-rental vehicles from USRL under operating leases and agreed with USRL's lender to guarantee up to $7.0 million of USRL's indebtedness. Lease charges from USRL amounted to approximately $3.2 million for 1996. Prior to the consummation of the Offerings, the Principal Stockholder will contribute all of the stock of USRL to the Predecessor and the Predecessor will contribute such stock to the Company as part of the Offering Related Transactions. USRL's accounts have been combined with those of the Predecessor in the Combined Financial Statements. See Note 1 to Notes to Combined Financial Statements.

  The Predecessor has made various investments in unrelated businesses through entities controlled by the Principal Stockholder. Such investments will not be transferred by the Predecessor to the Company.

FUTURE TRANSACTIONS

  The Company has implemented a policy requiring that any material transaction with an affiliated party is subject to approval by a majority of the directors not interested in such transaction, who must determine that the terms of any such transaction are no less favorable to the Company than those that could be obtained from an unaffiliated third party.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock after giving effect to the Offering Related Transactions and as adjusted to reflect the Offerings by (i) the Principal Stockholder, (ii) each of the Company's directors and executive officers, and
(iii) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                                             OWNERSHIP AFTER
                                                                OFFERINGS
                                                          ---------------------
                                                          NUMBER OF
   NAME AND ADDRESS OF BENEFICIAL OWNER (1)                 SHARES   PERCENTAGE
   ----------------------------------------               ---------- ----------
   Richard D. Colburn (2)................................ 20,748,975    67.5%
   William F. Berry......................................        --        *
   John S. McKinney......................................        --        *
   Bernard E. Lyons......................................        --        *
   Grace M. Crickette....................................        --        *
   William F. Locklin....................................        --        *
   Steven E. Nadelman....................................        --        *
                                                          ----------    ----
   All directors and executive officers as a group (7
    persons)............................................. 20,748,975    67.5
                                                          ==========    ====

---------------------

 *Less than one percent.
(1) The business address of each of the persons listed in the table (other than Bernard E. Lyons) is 1581 Cummins Drive, Suite 155, Modesto, California 95358. Mr. Lyons' address is 1516 Pontius Avenue, Los Angeles, California 90025.
(2) The Principal Stockholder owns 100% of the Predecessor, which was the sole stockholder of the Company prior to the Offerings. See "Offering Related Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, which can be issued in one or more series. Immediately following the completion of the Offerings, an aggregate of 30,748,975 shares of Common Stock will be issued and outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option) and no shares of Preferred Stock will be issued or outstanding.

  The following description of the Company's capital stock is a summary of the material terms of such stock. It does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Board of Directors of the Company in its sole discretion may issue shares of Common Stock from the authorized and unissued shares of Common Stock. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors.

  Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying any cash dividends in the foreseeable future. See "Risk Factors--Absence of Dividends" and "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding Preferred Stock.

  Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to further assessments by the Company. Upon consummation of the Offerings, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided for the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding voting stock of the Company, and make removal of the present Board of Directors more difficult. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-takeover Provisions."

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination,

(ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

  The Company has entered into agreements with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

CERTAIN ANTI-TAKEOVER EFFECTS

  The provisions of the Certificate of Incorporation and the Bylaws of the Company summarized above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. See "Risk Factors--Anti-takeover Provisions."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

LISTING

  There is no public trading market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") upon notice of issuance under the symbol "USR."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the consummation of the Offerings, the Company will have outstanding 30,748,975 shares of Common Stock (assuming no exercise of the U.S. Underwriters' over-allotment option). All of the shares of Common Stock sold in the Offerings will be freely tradeable under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of lock-up agreements between the Company, the Predecessor, the Principal Stockholder and the Underwriters, which will occur 180 days after the date of this Prospectus (the "Effective Date"), all of the 20,748,975 shares of Common Stock owned by the Principal Stockholder through the Predecessor (the "Restricted Shares") will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 307,490 shares immediately after the Offerings) or (ii) the average weekly trading volume of the Company's Common Stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above. If a proposed amendment to Rule 144 is adopted, the two- and three-year holding period requirements described above will be reduced to one and two years, respectively.

  The Predecessor and the Principal Stockholder have agreed with the Underwriters that until 180 days after the Effective Date not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of DLJ, subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of DLJ, subject to certain limited exceptions including grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1997 Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of DLJ. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

  Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters") for whom DLJ, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers"), for whom DLJ, Merrill Lynch International and Salomon Brothers International Limited are acting as representatives (the "International Representatives" and together with the U.S. Representatives, the "Representatives") have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below.

                                                                      NUMBER OF
   U.S. UNDERWRITERS                                                    SHARES
                                                                      ----------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................
   Salomon Brothers Inc..............................................
                                                                      ----------
     U.S. Offering subtotal..........................................  8,000,000

   INTERNATIONAL MANAGERS
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Merrill Lynch International.......................................
   Salomon Brothers International Limited............................
                                                                      ----------
     International Offering subtotal.................................  2,000,000
                                                                      ----------
       Total......................................................... 10,000,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  Prior to the Offerings, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings and the recent market prices of securities of generally comparable companies.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not to exceed $      per share. The Underwriters may allow, and
such dealers may reallow, discounts not in excess of $      per share to any
other Underwriter and certain other dealers.

  The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding table.

  The Company, the Predecessor and the Principal Stockholder have agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under, the 1997 Plan. See "Shares Eligible for Future Sale."

  Pursuant to an Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "U.S. or Canadian Person" means any national or resident of the U.S. or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the U.S. or Canada or of any political subdivision thereof (other than a branch located outside the U.S. or Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian branch of a person who is not otherwise a U.S. or Canadian Person, and "U.S." means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to the dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 8 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 of Great Britain or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Up to an aggregate of 500,000 shares of Common Stock, or approximately 5% of the shares offered hereby, have been reserved for sale at the public offering price to certain employees of the Company and other persons designated by the Company. The maximum investment of any such person may be limited by the Company in its sole discretion. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. This program will be administered by DLJ.

  The Common Stock has been approved for listing on the NYSE upon notice of issuance. In order to meet the requirements for listing on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial holders.

                                 LEGAL MATTERS

  The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The financial statements of U.S. Rentals, Inc., the Predecessor, as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and of U.S. Rentals, Inc., the Company, as of December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to the Offerings. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Common Stock has been approved for listing on the NYSE upon notice of issuance, and reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company will issue annual reports and unaudited quarterly reports to its stockholders for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue such other interim reports as it deems appropriate.

                               U.S. RENTALS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          -----
U.S. RENTALS, INC. (PREDECESSOR):
  Report of Independent Accountants......................................  F-2
  Combined Balance Sheets................................................  F-3
  Combined Statements of Operations......................................  F-4
  Combined Statements of Stockholder's Equity............................  F-5
  Combined Statements of Cash Flows......................................  F-6
  Notes to Combined Financial Statements.................................  F-7
U.S. RENTALS, INC.:
  Report of Independent Accountants......................................  F-14
  Balance Sheet..........................................................  F-15
  Note to Balance Sheet..................................................  F-16
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS:
  Pro Forma Combined Balance Sheets......................................  F-17
  Pro Forma Combined Statements of Operations............................  F-18
  Notes to Pro Forma Combined Financial Statements.......................  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
U.S. Rentals, Inc.

  In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of U.S. Rentals, Inc. at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management of U.S. Rentals, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Sacramento, California

January 27, 1997

                     U.S. RENTALS, INC. (PREDECESSOR)

                            COMBINED BALANCE SHEETS

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                    PRO FORMA
                                                   DECEMBER 31,      (NOTE 1)
                                                 ----------------- DECEMBER 31,
                                                   1995     1996       1996
                                                 -------- -------- ------------
                                                                   (UNAUDITED)
ASSETS
Cash............................................ $  3,479 $  2,906   $  2,906
Accounts receivable, net........................   28,581   35,653     35,653
Notes receivable from affiliate.................   24,891   25,365        --
Notes receivable, other.........................    1,350      563        218
Inventories.....................................    3,938    5,841      5,841
Rental equipment, net...........................  152,848  205,982    205,982
Property and equipment, net.....................   26,370   42,345     42,345
Deferred offering costs.........................      --       --         561
Prepaid expenses and other assets...............    3,727    5,793      2,084
                                                 -------- --------   --------
Total assets.................................... $245,184 $324,448   $295,590
                                                 ======== ========   ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable and other liabilities.......... $ 56,411 $ 57,008   $ 56,092
Notes payable to related parties................   23,884   23,943        --
Notes payable, other............................   81,812  162,767    182,767
Deferred taxes..................................      --       --       7,030
                                                 -------- --------   --------
Total liabilities...............................  162,107  243,718    245,889
                                                 -------- --------   --------
Commitments and contingencies (Note 7)
Stockholder's equity:
 Common stock, at stated value; 2,500 shares
  authorized, 900 shares issued and outstanding.      699      699        207
 Paid-in capital................................   13,186   13,186     56,524
 Retained earnings..............................   69,192   66,845     (7,030)
                                                 -------- --------   --------
Total stockholder's equity......................   83,077   80,730     49,701
                                                 -------- --------   --------
Total liabilities and stockholder's equity...... $245,184 $324,448   $295,590
                                                 ======== ========   ========

                            See accompanying notes.

                     U.S. RENTALS, INC. (PREDECESSOR)

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
Revenues:
 Rental revenue................................... $167,589  $214,849  $257,486
 Rental equipment sales...........................    8,098    10,832    24,629
 Merchandise and new equipment sales..............   12,071    17,166    23,722
                                                   --------  --------  --------
  Total revenues..................................  187,758   242,847   305,837
                                                   --------  --------  --------
Cost of revenues:
 Rental equipment expense.........................   42,034    51,370    65,102
 Rental equipment depreciation....................   33,754    43,885    56,105
 Cost of rental equipment sales...................    2,946     4,693    10,109
 Cost of merchandise and new equipment sales......    7,428    11,418    17,423
 Direct operating expense.........................   46,445    56,506    71,482
                                                   --------  --------  --------
  Total cost of revenues..........................  132,607   167,872   220,221
                                                   --------  --------  --------
  Gross profit....................................   55,151    74,975    85,616
Selling, general and administrative expense.......   27,273    31,440    35,934
Non-rental depreciation...........................    4,092     5,513     7,528
                                                   --------  --------  --------
  Operating income................................   23,786    38,022    42,154
Other expense, net................................     (242)   (1,620)     (665)
Interest income from affiliate....................    3,324     3,343     3,420
Interest income, other ...........................      182       223        26
Interest expense, related parties.................   (2,899)   (4,078)   (3,078)
Interest expense, other...........................   (1,667)   (4,798)   (8,399)
                                                   --------  --------  --------
  Income before income taxes......................   22,484    31,092    33,458
Income tax expense................................      499       468       374
                                                   --------  --------  --------
  Net income...................................... $ 21,985  $ 30,624  $ 33,084
                                                   ========  ========  ========
Unaudited pro forma data (Note 6):
 Historical income before income taxes............ $ 22,484  $ 31,092  $ 33,458
 Provision for income taxes.......................    9,221    12,780    13,456
                                                   --------  --------  --------
  Pro forma net income............................ $ 13,263  $ 18,312  $ 20,002
                                                   ========  ========  ========

                            See accompanying notes.

                     U.S. RENTALS, INC. (PREDECESSOR)

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                               COMMON STOCK                           TOTAL
                            ------------------- PAID-IN RETAINED  STOCKHOLDER'S
                            SHARES STATED VALUE CAPITAL EARNINGS     EQUITY
                            ------ ------------ ------- --------  -------------
Balance at December 31,
 1993......................  900       $699     $13,186 $ 35,723    $ 49,608
Net income.................                               21,985      21,985
Dividends..................                              (13,642)    (13,642)
                             ---       ----     ------- --------    --------
Balance at December 31,
 1994......................  900        699      13,186   44,066      57,951
Net income.................                               30,624      30,624
Dividends..................                               (5,498)     (5,498)
                             ---       ----     ------- --------    --------
Balance at December 31,
 1995......................  900        699      13,186   69,192      83,077
Net income.................                               33,084      33,084
Dividends..................                              (35,431)    (35,431)
                             ---       ----     ------- --------    --------
Balance at December 31,
 1996......................  900       $699     $13,186 $ 66,845    $ 80,730
                             ===       ====     ======= ========    ========



                            See accompanying notes.

                     U.S. RENTALS, INC. (PREDECESSOR)

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1994     1995      1996
                                                    -------  -------  --------
Operating activities:
 Net income........................................ $21,985  $30,624  $ 33,084
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation.....................................  37,846   49,398    63,633
  Gain on sale of equipment........................  (5,322)  (6,342)  (14,955)
  Principal adjustment on notes receivable.........    (243)    (220)     (572)
  Provision for doubtful accounts..................   2,807    3,441     4,075
 Changes in operating assets and liabilities:
  Accounts receivable..............................  (8,633) (10,526)  (11,147)
  Inventories......................................    (514)  (1,413)   (1,903)
  Prepaid expenses and other assets................      17   (1,515)   (2,066)
  Accounts payable and other liabilities...........  17,462   11,588       597
                                                    -------  -------  --------
Net cash provided by operating activities..........  65,405   75,035    70,746
                                                    -------  -------  --------
Investing activities:
 Purchases of rental equipment..................... (83,157) (88,861) (119,348)
 Proceeds from sale of rental equipment............   8,098   10,832    24,629
 Purchases of property and equipment, net.......... (10,514) (10,764)  (23,068)
 Funding of notes receivable, net..................    (922)  (1,061)    2,537
                                                    -------  -------  --------
Net cash used in investing activities.............. (86,495) (89,854) (115,250)
                                                    -------  -------  --------
Financing activities:
 Proceeds from (payments on) line of credit, net...  35,697  (28,200)   39,553
 Proceeds from senior notes........................     --    50,000    40,000
 Payments on other obligations.....................  (9,975)    (718)     (191)
 Dividends paid....................................  (3,642)  (5,498)  (35,431)
                                                    -------  -------  --------
Net cash provided by financing activities..........  22,080   15,584    43,931
                                                    -------  -------  --------
Net increase (decrease) in cash....................     990      765      (573)
Cash at beginning of period........................   1,724    2,714     3,479
                                                    -------  -------  --------
Cash at end of period.............................. $ 2,714  $ 3,479  $  2,906
                                                    =======  =======  ========
Supplemental non-cash flow information:
 Dividends declared to stockholder in the form of
  notes payable (subsequently assigned to The
  Colburn School of Performing Arts)............... $10,000      --        --
 Note payable issued as partial payment for
  property purchased...............................   1,000      --        --
 Note payable issued as partial payment for assets
  acquired in conjunction with a business
  acquisition......................................     500      --        --

                            See accompanying notes.

                       U.S. RENTALS, INC. (PREDECESSOR)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  U.S. Rentals, Inc. (the "Predecessor") is a California corporation primarily involved in the short-term rental of general purpose construction equipment, and to a lesser extent, selling complementary parts, merchandise, new and used equipment to commercial and residential construction, industrial and homeowner customers. At December 31, 1996, the Predecessor operated 80 equipment rental yards located in 11 states across the western and southern regions of the United States.

 Planned Offering

  In connection with the planned initial public offering (the "Offerings"), the Predecessor intends to transfer all of its operating assets and associated liabilities to U.S. Rentals, Inc. ("U.S. Rentals"), a Delaware corporation, in exchange for all of the outstanding shares of common stock of U.S. Rentals. In addition, prior to the consummation of the Offerings, the Predecessor's stockholder will contribute all of the stock of USR Leasing Company ("USRL") (a special purpose entity owned by the Predecessor's stockholder) to the Predecessor. In connection with the Offerings, the Predecessor will contribute the stock of USRL to U.S. Rentals.

 Related Party Transactions

  As disclosed in these financial statements, the Predecessor has participated in certain transactions with related parties during the current and previous years. In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable; however, the transactions are not necessarily on the same terms as those which would have been made between wholly unrelated parties.

 Combination

  The combined financial statements include the accounts of the Predecessor and USRL, a special purpose entity under common control. All intercompany accounts and transactions are eliminated in combination.

 Financial Statement Presentation

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Pro Forma Amounts

  The pro forma amounts presented on the combined balance sheets reflect the transfer of all of the operating assets and associated liabilities to U.S. Rentals as discussed above and the recognition of a deferred tax liability of $7,030,000 related to federal and state income taxes as if the Predecessor had been taxed as a C corporation rather than an S corporation since inception. A pro forma provision for income taxes has been presented on the combined statement of operations as if the Predecessor had been taxed as a C corporation rather than an S corporation for all periods presented.

                       U.S. RENTALS, INC. (PREDECESSOR)

 Rental Revenue

  Rental revenue is recognized upon the earliest occurrence of either the return of the equipment or the end of one month's rental term.

 Rental Equipment

  Rental equipment is recorded at cost. Depreciation for rental equipment acquired prior to January 1, 1996 is computed using the straight-line method over an estimated five-year useful life with no salvage value. Rental equipment acquired subsequent to January 1, 1996 is depreciated using the straight-line method over an estimated seven-year useful life, after giving effect to an estimated salvage value of 10%. Included in purchases of rental equipment are the costs of minor equipment which are fully depreciated in the month of acquisition. Accumulated depreciation on rental equipment was $136,573,000 and $161,765,000 at December 31, 1995 and 1996, respectively.

  Ordinary maintenance and repair costs are charged to operations as incurred. When rental equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts. Proceeds from the disposal and the related net book value of the equipment are recognized in the period of disposal and reported as revenue from rental equipment sales and cost of rental equipment sales in the statement of operations.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

  The estimated useful lives for property and equipment range from 10 to 39 years for buildings, 1 to 8 years for vehicles, delivery and yard equipment, and 5 to 10 years for fixtures and leasehold improvements.

  Ordinary maintenance and repairs costs are charged to operations as incurred. When property and equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses are included in results of operations.

 Adoption of New Accounting Pronouncement

  On January 1, 1996, the Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the assets' carrying amounts exceed the undiscounted cash flows estimated to be generated by those assets. SFAS No. 121 also requires impairment losses to be recorded when the carrying amount of long-lived assets that are expected to be disposed of, exceed their fair values, net of disposal costs. Adoption of SFAS No. 121 did not have a material impact on the Predecessor's financial position at January 1, 1996 or results of operations for the year ended December 31, 1996.

 Inventories

  The Predecessor's inventories primarily consist of items such as hand tools and accessories held for resale. Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

 Self-Insurance

  The Predecessor is self-insured for general liability, workers' compensation and group medical claims up to specified per claim and aggregate amounts. Self-insurance costs are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

                       U.S. RENTALS, INC. (PREDECESSOR)

 Earnings Per Share

  Historical earnings per share data have not been presented due to the planned change in capital structure as previously described.

 Fair Value of Financial Instruments

  The carrying amounts reported in the combined balance sheets for trade accounts receivable and accounts payable and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair value of notes receivable and notes payable is determined using current interest rates for similar instruments as of December 31, 1996 and approximates the carrying value of these notes due to the fact that the underlying instruments include provisions to adjust note balances and interest rates to approximate fair market value.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Predecessor to significant concentrations of credit risk consist primarily of trade accounts receivable from construction and industrial customers. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and the Predecessor's geographic dispersion. The Predecessor performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Predecessor maintains an allowance for doubtful accounts on its receivables based upon expected collectibility. Allowance for doubtful accounts was $6,166,000 and $6,991,000 at December 31, 1995 and 1996, respectively.

 Advertising Costs

  The Predecessor advertises primarily through trade journals and the media. Advertising costs are expensed as incurred.

 Income Taxes

  The Predecessor has elected S corporation status under the U.S. Internal Revenue Code. Pursuant to this election (and similar elections in California and certain other states), the Predecessor's income, deductions, and credits are reported on the income tax return of the Predecessor's stockholder for federal purposes and, accordingly, no provision for federal income taxes has been made.

  California assesses a corporate level income tax on S corporations and certain states in which the Predecessor does business do not recognize S corporation status. Therefore, the Predecessor remains subject to, and has made provision for, taxes in those states.

  Because of certain transactions discussed above under "Planned Offering", historical results of operations, including income taxes, is not, in all cases, indicative of future results. The unaudited pro forma income tax provision is computed using the asset and liability method under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

                       U.S. RENTALS, INC. (PREDECESSOR)

2. NOTES RECEIVABLE FROM AFFILIATE

  Interest on notes receivable from affiliate is due quarterly at the rate of 13.5%. Annual principal payments of $100,000 are due through December 31, 2013 and the remaining unpaid principal balance is due on December 31, 2014. The Predecessor earned interest income from the affiliate of $3,324,000, $3,343,000, and $3,420,000 for each of the three years in the period ended December 31, 1996, respectively. The notes provide for positive or negative annual adjustments of principal based on the change in the Consumer Price Index, limited to certain percentages of the affiliated entity's cumulative net income from December 31, 1984. The accompanying financial statements include principal adjustments in notes receivable and other income in the amounts of $243,000, $220,000, and $572,000 for each of the three years in the period ended December 31, 1996, respectively.

3. PROPERTY AND EQUIPMENT

  Property and equipment, net, consists of the following (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
   Land....................................................... $ 8,233  $14,099
   Buildings..................................................   9,736   12,806
   Vehicles and delivery equipment............................  20,111   28,000
   Yard equipment.............................................   2,660    3,000
   Furniture and fixtures.....................................   3,826    4,626
   Leaseholds.................................................   5,672    8,942
                                                               -------  -------
                                                                50,238   71,473
   Less accumulated depreciation.............................. (23,868) (29,128)
                                                               -------  -------
                                                               $26,370  $42,345
                                                               =======  =======

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

  Accounts payable and other liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
   Trade payables and other accruals........................... $37,189 $34,264
   Profit sharing accrual......................................   8,945   8,742
   Self-insurance reserve......................................  10,277  14,002
                                                                ------- -------
                                                                $56,411 $57,008
                                                                ======= =======

                       U.S. RENTALS, INC. (PREDECESSOR)

5. NOTES PAYABLE

  Notes payable consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
   Notes payable to related parties:
    Subordinated note payable to The Colburn School of
     Performing Arts, interest payable quarterly at prime
     rate plus 5%, due in 2013 and 2014 (13.25% at December
     31, 1996)..............................................  $ 20,000 $ 20,000
    Demand notes payable to related parties, interest at
     various rates tied to the Predecessor's average bank
     borrowing rate. Interest rates ranged from 8.45% to
     10.25% at December 31, 1996............................     3,884    3,943
                                                              -------- --------
                                                                23,884   23,943
                                                              -------- --------
   Notes payable, other:
    Senior notes payable to various parties, interest
     payable semi-annually ranging from 6.82% to 7.76%, due
     1999 to 2002...........................................    50,000   90,000
    Revolving line of credit, interest payable monthly at
     reference rate plus .125% (8.25% at December 31, 1996).     3,900   26,300
    Revolving line of credit, interest payable monthly at
     money market rate (ranging from 6.13% to 6.19% at
     December 31, 1996).....................................    23,000   43,000
    Notes payable to a bank, interest and principal payable
     monthly at rates ranging from 5.74% to 9.51%, due 1997.     4,162    2,967
    Notes payable related to the purchase of certain
     businesses, imputed interest averaging 7%, due through
     1999...................................................       750      500
                                                              -------- --------
                                                                81,812  162,767
                                                              -------- --------
                                                              $105,696 $186,710
                                                              ======== ========

  The Predecessor's agreement with the bank provides for a secured line of credit of $110,000,000 maturing no later than October 31, 1997. The bank and senior note agreements include restrictions as to limitations upon certain ratios of liabilities to net worth and upon the minimum net worth of the Predecessor. The Predecessor is in compliance with covenants in all agreements. Substantially all rental equipment, property and equipment, and notes and accounts receivable of the Predecessor are pledged as collateral for the bank line of credit, senior notes, and notes related to purchases of certain businesses. The Predecessor pays a commitment fee of 0.125% on the unused portion of the outstanding line of credit balance less outstanding letters of credit calculated quarterly based on the average daily balance.

  The Predecessor incurred interest expense of $2,899,000, $4,078,000, and $3,078,000 on borrowings from related parties for each of the three years in the period ended December 31, 1996, respectively.

  Cash paid for interest was $4,535,000, $7,545,000, and $11,185,000 for each of the three years in the period ended December 31, 1996, respectively.

                       U.S. RENTALS, INC. (PREDECESSOR)

  Maturities of debt are as follows at December 31, 1996 (in thousands):

        1997........................................................... $ 76,510
        1998...........................................................      100
        1999...........................................................   10,100
        2000...........................................................   10,000
        2001...........................................................   30,000
        Thereafter.....................................................   60,000
                                                                        --------
                                                                        $186,710
                                                                        ========

6. INCOME TAXES

  The income tax provision is comprised of current state income tax expense of $499,000, $468,000, and $374,000 for each of the three years in the period ended December 31, 1996, respectively. Deferred taxes for such periods have been immaterial.

  Cash payments of state income taxes made by the Predecessor were $353,000, $597,000, and $353,000 for each of the three years in the period ended December 31, 1996, respectively.

  The unaudited pro forma provision for income taxes included in the accompanying combined statements of operations shows the results as if the Predecessor had always been subject to income taxes as a C corporation.

  The unaudited pro forma provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate of 35% to income before income taxes as a result of the following:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1994    1995    1996
                                                         ------- ------- -------
   Federal income taxes.................................   35.0%   35.0%   35.0%
   State income taxes, net of federal benefit...........    5.3%    5.3%    4.9%
   Other................................................    0.7%    0.8%    0.3%
                                                         ------- ------- -------
                                                           41.0%   41.1%   40.2%
                                                         ======= ======= =======

  Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

  Pro forma deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Predecessor's assets and liabilities. Pro forma deferred tax assets (liabilities) are as follows (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
                                                                    (UNAUDITED)
        Self-insurance reserves....................................   $ 5,983
        Compensation related accruals..............................     1,783
        Allowances for doubtful accounts...........................     2,663
        State income taxes.........................................       523
        Others, net................................................       972
                                                                      -------
                                                                       11,924
        Depreciation...............................................   (18,954)
                                                                      -------
                                                                      $(7,030)
                                                                      =======

                       U.S. RENTALS, INC. (PREDECESSOR)

7. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Predecessor leases certain facilities under operating leases which contain renewal options and provide for periodic cost of living adjustments. Rental expense was $3,160,000, $3,365,000, and $3,681,000 for each of the three years in the period ended December 31, 1996, respectively.

  Future minimum rental commitments as of December 31, 1996 under noncancelable operating leases are (in thousands):

        1997............................................................ $ 3,743
        1998............................................................  2,893
        1999............................................................  2,510
        2000............................................................  1,730
        2001............................................................  1,051
        Thereafter......................................................  2,802
                                                                         -------
                                                                         $14,729
                                                                         =======

 Legal Matters

  The Predecessor is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Predecessor has adequate legal defense, reserves or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Predecessor's financial position, results of operations or cash flows. The Predecessor has accrued $7,730,000 and $12,011,000 at December 31, 1995 and 1996, respectively, to cover the uninsured portion of possible costs arising from these pending claims and other potential unasserted claims.

 Environmental Matters

  The Predecessor and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Predecessor incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Predecessor believes that such removal and remediation will not have a material adverse effect on the Predecessor's financial position, results of operations or cash flows.

8. EMPLOYEE BENEFIT PLANS

  The Predecessor sponsors a defined contribution 401(k) retirement plan (the
Plan) which is subject to the provisions of ERISA. Under the plan, which was implemented in 1994, the Predecessor matches a minimum of 50% of the participants' contributions up to a specified amount as determined by the Board of Directors. Predecessor contributions to the plan were $533,000, $246,000, and $122,000 for each of the three years in the period ended December 31, 1996, respectively.

9. SUBSEQUENT EVENTS

  In January 1997, the Predecessor declared and paid a cash dividend of $2,000,000 to the Predecessor's stockholder.

  Also in January 1997, the Predecessor entered into an agreement to cancel deferred compensation agreements with certain executives. The cancellation is contingent upon the transfer of operating assets and associated liabilities to U.S. Rentals discussed in Note 1. Prior to the transfer, the Predecessor expects to draw down $20,000,000 under its bank line of credit to fund the cost of cancellation. U.S. Rentals will assume the liability for the indebtedness under the bank line of credit as part of the transfer. The non-recurring cost of the cancellation of $20,000,000 will be expensed in the income statement of U.S. Rentals upon consummation of the transfer.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of U.S. Rentals, Inc.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of U.S. Rentals, Inc., a Delaware corporation, at December 31, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the management of U.S. Rentals, Inc.; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Sacramento, California

January 27, 1997

                        U.S. RENTALS, INC. (THE COMPANY)

                                 BALANCE SHEET

                   (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
ASSETS
Deferred offering costs............................................     $561
                                                                        ----
Total assets.......................................................     $561
                                                                        ====
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable and other liabilities.............................     $561
                                                                        ----
Total liabilities..................................................      561
                                                                        ----
Stockholder's equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued or
   outstanding.....................................................      --
  Common stock, $.01 par value; 100,000,000 shares authorized, no shares issued or
   outstanding.....................................................      --
Paid-in capital....................................................      --
                                                                        ----
Total stockholder's equity.........................................      --
                                                                        ----
Total liabilities and stockholder's equity.........................     $561
                                                                        ====

                          See accompanying notes.

                       U.S. RENTALS, INC. (THE COMPANY)

                          NOTES TO BALANCE SHEET

                            DECEMBER 31, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  U.S. Rentals, Inc. (the "Company") is a Delaware corporation primarily involved in the short-term rental of general purpose construction equipment, and to a lesser extent, selling complementary parts, merchandise, new and used equipment to commercial and residential construction companies, industrial enterprises, homeowners and other customers.

  The Company was incorporated in 1987 in anticipation of a reorganization of certain entities under common control. The reorganization will be undertaken in connection with the planned offerings of Common Stock.

  The balance sheet should be read in conjunction with the historical Combined Financial Statements of U.S. Rentals, Inc., a California corporation (the "Predecessor"), included elsewhere in this Prospectus.

 Financial Statement Presentation

  The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

 Income Taxes

  Income taxes are computed using the asset and liability method under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

 Stock-Based Compensation

  The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation effective January 1, 1996. The Company will measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and net income per share as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

2. DEFERRED OFFERING COSTS

  The Company has incurred costs totaling $561,000, as of December 31, 1996, in connection with the planned offerings. These costs have been reflected as deferred offering costs in the accompanying balance sheet. If the planned offerings are consummated, the costs will be deducted from the proceeds received from the offerings. If the planned offerings are not consummated, the costs will be charged to expense in the period in which a decision is made to terminate the offerings. In such event, the costs would be paid by the Predecessor.

                        U.S. RENTALS, INC. (THE COMPANY)

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                             DECEMBER 31, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 PRO FORMA
                                                                                                  FOR THE
                                                  PRO FORMA                                       OFFERING
                                                 ADJUSTMENTS       PRO FORMA      PRO FORMA       RELATED
                                               FOR THE OFFERING     FOR THE      ADJUSTMENTS    TRANSACTIONS
                            THE        THE         RELATED      OFFERING RELATED   FOR THE        AND THE
                          COMPANY  PREDECESSOR   TRANSACTIONS     TRANSACTIONS    OFFERINGS      OFFERINGS
                          -------- ----------- ---------------- ---------------- -----------    ------------
ASSETS
Cash....................  $    --   $  2,906       $    --          $  2,906      $   1,866 (h)   $  4,772
Accounts receivable,
 net....................       --     35,653            --            35,653            --          35,653
Notes receivable from
 affiliate..............       --     25,365        (25,365)(a)          --             --             --
Notes receivables,
 other..................       --        563           (345)(a)          218            --             218
Inventories.............       --      5,841            --             5,841            --           5,841
Rental equipment, net...       --    205,982            --           205,982            --         205,982
Property and equipment,
 net....................       --     42,345            --            42,345            --          42,345
Deferred offering costs.       561       --             --               561           (561)(h)        --
Prepaid expenses and
 other assets...........       --      5,793         (3,709)(a)        2,084            --           2,084
                          --------  --------       --------         --------      ---------       --------
Total assets............  $    561  $324,448       $(29,419)        $295,590      $   1,305       $296,895
                          ========  ========       ========         ========      =========       ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable and
 other liabilities......  $    561  $ 57,008       $ (1,477)(a)     $ 56,092      $    (561)(h)   $ 55,531
Notes payable to
 affiliates.............       --     23,943        (23,943)(a)          --             --             --
Notes payable, other....       --    162,767         20,000 (b)      182,767       (182,267)(g)        500
Deferred tax liability..       --        --           7,030 (c)        7,030            --           7,030
                          --------  --------       --------         --------      ---------       --------
Total liabilities.......       561   243,718          1,610          245,889       (182,828)        63,061
                          --------  --------       --------         --------      ---------       --------
Stockholder's equity:
 Common stock of
  Predecessor...........       --        699           (699)(a)          --             --             --
 Preferred stock, par
  value $.01 per share;
  10,000,000 shares
  authorized, no shares
  outstanding...........       --        --             --               --             --             --
 Common stock, par value
  $.01 per share;
  100,000,000 shares
  authorized, 30,748,795
  shares issued and
  outstanding Pro Forma
  for the Offering
  Related Transactions
  and the Offerings.....       --        --             207 (e)          207            100 (h)        307
 Paid-in capital........       --     13,186         43,338 (e)       56,524        186,050 (h)    242,574
 Retained earnings......       --     66,845         (3,300)(a)       (7,030)        (2,017)(i)     (9,047)
                                                    (20,000)(b)          --             --
                                                     (7,030)(c)          --             --
                                                    (43,545)(e)          --             --
                          --------  --------       --------         --------      ---------       --------
Total stockholder's
 equity.................       --     80,730        (31,029)          49,701        184,133        233,834
                          --------  --------       --------         --------      ---------       --------
Total liabilities and
 stockholder's equity...  $    561  $324,448       $(29,419)        $295,590      $   1,305       $296,895
                          ========  ========       ========         ========      =========       ========

                            See accompanying notes.

                        U.S. RENTALS, INC. (THE COMPANY)

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               PRO FORMA
                                                                                                FOR THE
                                                 PRO FORMA                                      OFFERING
                                                ADJUSTMENTS       PRO FORMA      PRO FORMA      RELATED
                                              FOR THE OFFERING     FOR THE      ADJUSTMENTS   TRANSACTIONS
                            THE       THE         RELATED      OFFERING RELATED   FOR THE       AND THE
                          COMPANY PREDECESSOR   TRANSACTIONS     TRANSACTIONS    OFFERINGS     OFFERINGS
                          ------- ----------- ---------------- ---------------- -----------   ------------
Revenues:
 Rental revenue.........   $ --    $257,486       $    --          $257,486       $  --         $257,486
 Rental equipment sales.     --      24,629            --            24,629          --           24,629
 Merchandise and new
  equipment sales.......     --      23,722            --            23,722          --           23,722
                           -----   --------       --------         --------       ------        --------
Total revenues..........     --     305,837            --           305,837          --          305,837
                           -----   --------       --------         --------       ------        --------
Cost of revenues:
 Rental equipment
  expense...............     --      65,102            --            65,102          --           65,102
 Rental equipment
  depreciation..........     --      56,105            --            56,105          --           56,105
 Cost of rental
  equipment sales.......     --      10,109            --            10,109          --           10,109
 Cost of merchandise and
  new equipment sales...     --      17,423            --            17,423          --           17,423
 Direct operating
  expense...............     --      71,482            --            71,482          --           71,482
                           -----   --------       --------         --------       ------        --------
Total cost of revenues..     --     220,221            --           220,221          --          220,221
                           -----   --------       --------         --------       ------        --------
Gross profit............     --      85,616            --            85,616          --           85,616
Selling, general and
 administrative expense.     --      35,934         (1,524)(f)       34,410          --           34,410
Non-rental depreciation.     --       7,528            --             7,528          --            7,528
                           -----   --------       --------         --------       ------        --------
Operating income........     --      42,154          1,524           43,678          --           43,678
Other income (expense),
 net....................     --        (665)           727 (d)           62          --               62
Interest income from
 affiliate..............     --       3,420         (3,420)(d)          --           --              --
Interest income, other..     --          26            --                26          --               26
Interest expense,
 related parties........     --      (3,078)         3,078 (d)          --           --              --
Interest expense, other.     --      (8,399)           --            (8,399)       8,360 (k)         (39)
                           -----   --------       --------         --------       ------        --------
Income before income
 taxes..................     --      33,458          1,909           35,367        8,360          43,727
Income taxes............     --         374         13,861 (j)       14,235        3,363 (k)      17,598
                           -----   --------       --------         --------       ------        --------
Net income..............   $ --    $ 33,084       $(11,952)        $ 21,132       $4,997        $ 26,129
                           =====   ========       ========         ========       ======        ========
Net income per share....                                                                        $   0.85
                                                                                                ========
Weighted average common
 shares outstanding.....                                                                          30,749
                                                                                                ========

                            See accompanying notes.

                       U.S. RENTALS, INC. (THE COMPANY)

                         NOTES TO UNAUDITED PRO FORMA
             COMBINED BALANCE SHEETS AND STATEMENTS OF OPERATIONS

1. BASIS OF PRESENTATION

  Prior to the initial public offering (the "Offerings"), U.S. Rentals, Inc., a California corporation (the "Predecessor"), will transfer substantially all of its operating assets and associated liabilities to U.S. Rentals, Inc. (the "Company"), a Delaware corporation, in exchange for 20,748,975 shares of common stock of the Company.

  The unaudited pro forma financial data reflects the offering related transactions described below and the Offerings as if such transactions had been completed as of December 31, 1996 for pro forma combined balance sheet data purposes and as of January 1, 1996 for pro forma combined statement of operations data purposes. These data do not necessarily reflect the results of operations or financial position of the Company that would have resulted had such transactions actually been consummated as of such dates. Also, these data are not necessarily indicative of the future results of operations or future financial position of the Company.

2. PRO FORMA ADJUSTMENTS

  Offering related transactions:

  a) Reflects the planned transfer of substantially all operating assets and associated liabilities of the Predecessor to the Company in exchange for 20,748,975 shares of common stock of the Company. Not reflected in this adjustment is cash to be retained to pay dividends to the Principal Stockholder for income taxes due to the Predecessor's election to be treated as an S corporation. Such cash is expected to be generated from the Predecessor's operations from January 1, 1997 through the effective date of the Offerings.

  b) Prior to the transfer as described in a) above, the Predecessor will draw down $20 million under its bank line of credit, which will be used to fund the cost to cancel deferred incentive compensation agreements with certain executives of the Predecessor. The cost to cancel such agreements will result in a non-recurring expense in the income statement of the Company.

  c) Reflects the recognition of a deferred tax liability relating to federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception.

  d) Reflects the pro forma effect on interest expense, interest income and other income (expense), net from the planned transfer of all operating assets and associated liabilities of the Predecessor to the Company.


  e) Reflects the reclassification of retained earnings of the Predecessor to paid-in capital of the Company in connection with the transfer of all operating assets and associated liabilities of the Predecessor in exchange for all the outstanding Common Stock of the Company.

  f) Reflects the pro forma effect on selling, general and administrative expense related to amounts earned in 1996 under deferred incentive compensation agreements with certain executives of the Predecessor. Expenses related to such agreements will not recur in future periods due to the cancellation of the agreements as described in b) above.

                       U.S. RENTALS, INC. (THE COMPANY)

                         NOTES TO UNAUDITED PRO FORMA
       COMBINED BALANCE SHEETS AND STATEMENTS OF OPERATIONS--(CONTINUED)

  Offerings:

  g) Reflects the retirement of debt as described in (k) below with a portion of the proceeds from the Offerings.

  h) Reflects the net proceeds to the Company from the Offerings less the payment of direct expenses relating to the Offerings and the retirement of debt as described in (g) and (i).

  i) Reflects the pro forma effect on retained earnings of the penalty associated with early repayment of senior notes.

  j) Adjustment to record the pro forma C corporation tax provision, including effects of adjustments from (d) above.

  k) Reflects the pro forma effect on interest expense and the related tax effect of retiring debt with a portion of the net proceeds from the Offerings. Such debt includes bank borrowings under a credit and security agreement, senior notes payable and other notes payable.

3. PRO FORMA NET INCOME PER SHARE

  Pro forma per share data is computed based on 30,748,975 shares of Common Stock outstanding after giving effect to the Offering Related Transactions and the Offerings.

There is a large overview of a Profit Center covering the middle and left side of the page. Pictures on the right side of the page are, from top to bottom: an interior view of a Profit Center showroom with a customer looking at a product; an overview of a Profit Center; and an interior view of a Profit Center with a customer being served by a salesperson.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Offering Related Transactions.............................................   13
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Dilution..................................................................   14
Capitalization............................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   24
Management................................................................   33
Certain Transactions......................................................   38
Principal Stockholders....................................................   40
Description of Capital Stock..............................................   41
Shares Eligible for Future Sale...........................................   43
Underwriting..............................................................   44
Legal Matters.............................................................   46
Experts...................................................................   46
Available Information.....................................................   47
Index to Financial Statements.............................................  F-1

                                 ------------

  UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            10,000,000 SHARES

                            [LOGO OF U.S. RENTALS]
                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------



                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                             SALOMON BROTHERS INC


                                        , 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED JANUARY 28, 1997
    , 1997

                             10,000,000 SHARES

                            [LOGO OF U.S. RENTALS]

                                  COMMON STOCK

  All of the 10,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by U.S. Rentals, Inc. Of the 10,000,000 shares of Common Stock offered by the Company, 8,000,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange upon notice of issuance under the symbol "USR."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                          PRICE   UNDERWRITING    PROCEEDS
                                          TO THE  DISCOUNTS AND    TO THE
                                          PUBLIC COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share................................   $           $             $
Total (3)................................ $           $             $
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $1,350,000.

(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York, on or about      , 1997.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                          MERRILL LYNCH INTERNATIONAL
                                          SALOMON BROTHERS INTERNATIONAL LIMITED

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                 TO NON-UNITED STATES HOLDERS OF COMMON STOCK

  The following is a general summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of Common Stock by a person (a "non-U.S. holder") that, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular facts and circumstances or to certain types of non-U.S. holders that may be subject to special treatment under United States federal income tax laws (for example, individual non-U.S. holders who are former citizens or former long-term residents of the United States, insurance companies, tax exempt organizations, financial institutions or broker-dealers). Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.

DIVIDENDS

  Dividends paid to a non-U.S. holder of Common Stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States. To claim the benefit of an applicable tax treaty rate, a non-U.S. holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

  Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are generally subject to tax on a net income basis (that is, after allowance for applicable deductions) at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate on such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary). Under the current interpretation of United States Treasury regulations, the same presumption applies for purposes of determining the applicability of a tax treaty rate; however, under proposed United States Treasury regulations not currently in effect, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States tax withholding pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on the disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of a non-U.S. holder in the United States, and if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, (ii) in the case of a non-U.S. holder who is a nonresident alien individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and either (a) such individual's "tax home" for United States federal income tax purposes is in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iii) if the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of the disposition or, if shorter, the period during which the non-U.S. holder held the Common Stock and the non-U.S. holder holds, actually or constructively, at any time during the applicable period, more than 5% of the Common Stock. Although the Company owns some real estate assets, it is not now and does not expect in the foreseeable future to be a United States real property holding corporation for United States federal tax purposes.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by a holder who is neither a United States citizen nor a United States resident (as specially defined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

  United States backup withholding (which generally is imposed at a 31% rate) generally will not apply to (i) the payment of dividends paid on Common Stock to a non-U.S. holder at an address outside the United States or (ii) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. The payment of the proceeds of a sale of shares of Common Stock to or through a U.S. office of a broker is subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

  The United States Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. For instance, the proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

  THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL IMCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                 UNDERWRITING

  Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters") for whom DLJ, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers"), for whom DLJ, Merrill Lynch International and Salomon Brothers International Limited are acting as representatives (the "International Representatives" and together with the U.S. Representatives, the "Representatives") have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below.

                                                                      NUMBER OF
   U.S. UNDERWRITERS                                                    SHARES
                                                                      ----------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................
   Salomon Brothers Inc..............................................
                                                                      ----------
     U.S. Offering subtotal..........................................  8,000,000

   INTERNATIONAL MANAGERS
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Merrill Lynch International.......................................
   Salomon Brothers International Limited............................
                                                                      ----------
     International Offering subtotal.................................  2,000,000
                                                                      ----------
       Total......................................................... 10,000,000
                                                                      ==========


  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  Prior to the Offerings, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings and the recent market prices of securities of generally comparable companies.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not to exceed $      per share. The Underwriters may allow, and
such dealers may reallow, discounts not in excess of $      per share to any
other Underwriter and certain other dealers.

  The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding table.

  The Company, the Predecessor and the Principal Stockholder have agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under, the 1997 Plan. See "Shares Eligible for Future Sale."

  Pursuant to an Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "U.S. or Canadian Person" means any national or resident of the U.S. or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the U.S. or Canada or of any political subdivision thereof (other than a branch located outside the U.S. or Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian branch of a person who is not otherwise a U.S. or Canadian Person, and "U.S." means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to the dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 8 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 of Great Britain or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Up to an aggregate of 500,000 shares of Common Stock, or approximately 5% of the shares offered hereby, have been reserved for sale at the public offering price to certain employees of the Company and other persons designated by the Company. The maximum investment of any such person may be limited by the Company in its sole discretion. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. This program will be administered by DLJ.

  The Common Stock has been approved for listing on the NYSE upon notice of issuance. In order to meet the requirements for listing on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial holders.

                                 LEGAL MATTERS

  The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The financial statements of U.S. Rentals, Inc., the Predecessor, as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and of U.S. Rentals, Inc., the Company, as of December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to the Offerings. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Common Stock has been approved for listing on the NYSE upon notice of issuance, and reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company will issue annual reports and unaudited quarterly reports to its stockholders for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue such other interim reports as it deems appropriate.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Offering Related Transactions.............................................   13
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Dilution..................................................................   14
Capitalization............................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   24
Management................................................................   32
Certain Transactions......................................................   37
Principal Stockholders....................................................   39
Description of Capital Stock..............................................   40
Shares Eligible for Future Sale...........................................   42
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock..................................................   43
Underwriting..............................................................   45
Legal Matters.............................................................   47
Experts...................................................................   47
Available Information.....................................................   48
Index to Financial Statements.............................................  F-1

                                 ------------

  UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            10,000,000 SHARES

                            [LOGO OF U.S. RENTALS]
                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------



                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                          MERRILL LYNCH INTERNATIONAL

                               SALOMON BROTHERS
                             INTERNATIONAL LIMITED


                                       , 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

   Securities and Exchange Commission registration fee.............. $   73,182
   NASD filing fee..................................................     24,650
   NYSE listing fee.................................................    107,350
   Accounting fees and expenses.....................................    350,000
   Legal fees and expenses..........................................    325,000
   Blue Sky qualification fees and expenses.........................      7,500
   Printing and engraving expenses..................................    150,000
   Transfer agent and registrar fees................................     12,000
   D&O Insurance....................................................    290,000
   Miscellaneous....................................................     10,318
                                                                     ----------
       Total........................................................ $1,350,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

  The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of such person's capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  To the extent that the Board of Directors or the stockholders of the Company wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification

Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

  The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The Predecessor has been in the equipment rental business since 1969. Immediately prior to the closing of the Offerings, in connection with a reorganization of the Company, the Company intends to issue an aggregate of 20,748,975 shares of the Company's Common Stock to the Predecessor in exchange for the Predecessor's transfer of substantially all of its operating assets and associated liabilities. See "Offering Related Transactions." The Company intends to issue the shares to the Predecessor without registration under the Securities Act, in reliance upon the exemption provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
  1.1**  Form of Underwriting Agreement
  2.1**  Asset Contribution Agreement
  3.1    Restated Certificate of Incorporation of the Company
  3.2    Amended and Restated Bylaws of the Company
  4.1    Specimen Common Stock certificate
  5.1**  Opinion of O'Melveny & Myers LLP
 10.1    Form of Indemnification Agreement between the Company and each of its executive officers and directors
 10.2**  Form of Employment Agreement between the Company and John S. McKinney
 10.3    Form of Registration Rights Agreement
 10.4**  1997 Performance Award Plan
 10.5**  Form of Employment Agreement between the Company and William F. Berry
 10.6*   Second Amended and Restated Credit Agreement by and among the
         Predecessor, Bank of America NT&SA as agent, and the banks named therein dated as of August 21, 1996
 10.7*   Form of Privately Placed Note Agreement
 10.8    Security Agreement by and among the Predecessor, Bank of America NT&SA as agent, and the banks named therein dated as of August 21, 1996
 10.9    Form of Intercreditor Agreement
 10.10*  Schedule to Forms of Note Agreement and Intercreditor Agreement
 10.11** Cancellation of Deferred Compensation Agreement between the
         Predecessor and William F. Berry dated as of January 27, 1997
 10.12** Cancellation of Deferred Compensation Agreement between the
         Predecessor and John S. McKinney dated as of January 27, 1997
 11      Statement of Computation of Per Share Earnings
 23.1    Consent of Price Waterhouse LLP
 23.3**  Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 24.1*   Power of Attorney
 27.1    Financial Data Schedule

---------------------

 *Previously filed

**To be filed by amendment


  (b) Financial Statement Schedules

    Schedule II

  All other schedules are omitted because they are not required, are not applicable, or the information is included in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Modesto, State of California, on January 28, 1997.

                                          U.S. RENTALS, INC.

                                          By:     /s/ John S. McKinney
                                             ----------------------------------
                                                    John S. McKinney
                                                 Chief Financial Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                        Title                        Date
             ---------                        -----                        ----
                 *                   Chairman of the Board              January 28, 1997
-----------------------------------
         Richard D. Colburn


                 *                   President, Chief Executive         January 28, 1997
-----------------------------------  Officer and Director
          William F. Berry


      /s/ John S. McKinney           Vice President--Finance,           January 28, 1997
-----------------------------------  Chief Financial Officer, and
          John S. McKinney           Director (chief financial
                                     officer and principal
                                     accounting officer)


                 *                   Director                           January 28, 1997
-----------------------------------
          Bernard E. Lyons


*By: /s/ John S. McKinney
-----------------------------
       John S. McKinney
       Attorney-in-fact

                                                             SCHEDULE II

                            U.S. RENTALS, INC.

              VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                              (IN THOUSANDS)

                                                  ADDITIONS
                          BALANCE AT  ---------------------------------
                         BEGINNING OF CHARGED TO COSTS CHARGED TO OTHER DEDUCTIONS:  BALANCE AT
      DESCRIPTION           PERIOD      AND EXPENSES       ACCOUNTS     WRITE-OFFS  END OF PERIOD
      -----------        ------------ ---------------- ---------------- ----------- -------------
1994
  Allowance for Doubtful
   Accounts.............    $4,216         $2,807           $ --          $(1,822)     $5,201
1995
  Allowance for Doubtful
   Accounts.............    $5,201         $3,441           $ --          $(2,476)     $6,166
1996
  Allowance for Doubtful
   Accounts.............    $6,166         $4,075           $ --          $(3,250)     $6,991

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT                                            PAGE
 ------- ----------------------                                            ----
  1.1**  Form of Underwriting Agreement
  2.1**  Asset Contribution Agreement
  3.1    Restated Certificate of Incorporation of the Company
  3.2    Amended and Restated Bylaws of the Company
  4.1    Specimen Common Stock certificate
  5.1**  Opinion of O'Melveny & Myers LLP
 10.1    Form of Indemnification Agreement between the Company and each of its executive officers and directors
 10.2**  Form of Employment Agreement between the Company and John S.
         McKinney
 10.3    Form of Registration Rights Agreement
 10.4**  1997 Performance Award Plan
 10.5**  Form of Employment Agreement between the Company and William F.
         Berry
 10.6*   Second Amended and Restated Credit Agreement by and among the
         Predecessor, Bank of America NT&SA as agent, and the banks named therein dated as of August 21, 1996
 10.7*   Form of Privately Placed Note Agreement
 10.8    Security Agreement by and among the Predecessor, Bank of
         America NT&SA as agent, and the banks named therein dated as of
         August 21, 1996
 10.9    Form of Intercreditor Agreement
 10.10*  Schedule to Forms of Note Agreement and Intercreditor Agreement
 10.11** Cancellation of Deferred Compensation Agreement between the
         Predecessor and William F. Berry dated as of January 27, 1997
 10.12** Cancellation of Deferred Compensation Agreement between the
         Predecessor and John S. McKinney dated as of January 27, 1997
 11      Statement of Computation of Per Share Earnings
 23.1    Consent of Price Waterhouse LLP
 23.3**  Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 24.1*   Power of Attorney
 27.1    Financial Data Schedule

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 *Previously filed

**To be filed by amendment